

Techdyne, Inc.

2002 Annual Report

Techdyne, Inc.

2230 West 77th Street
Hialeah, Florida 33016

April 30, 2003

To: Our Shareholders

From: Samuel J. Russell

Subject: Invitation to the Techdyne, Inc. 2003 Annual Meeting of Shareholders

Management is extending its invitation to you to attend our annual meeting on June 6, 2003. The annual meeting is being held at the Company's executive offices located at 2230 West 77th Street, Hialeah, Florida at 11 a.m. In addition to the formal items of business to be addressed at the annual meeting, we will review the major developments of 2002 and answer questions you may have concerning the Company.

This booklet includes the Notice of Annual Meeting and the Information Statement. Proxies are not being solicited since a quorum exists for the meeting through Simclar Group Limited's 72.4% ownership of Techdyne, Inc. The Information Statement provides details as to quorum and voting requirements. The Information Statement also describes the business we will conduct at the meeting, specifically the election of seven directors, and provides information about Techdyne, Inc.

We look forward to seeing you at the annual meeting.

Samuel J. Russell
Chairman of the Board and
Chief Executive Officer

TECHDYNE, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date: Friday, June 6, 2003
Time: 11 a.m.
Place: Executive Offices
2230 West 77th Street
Hialeah, Florida 33016
(305) 556-9210

Dear Shareholder:

You are cordially invited to attend the 2003 Techdyne, Inc. Annual Meeting of Shareholders at which the shareholders will:

1. Elect seven directors; and

2. Transact any other business that may properly be presented at the annual meeting.

If you were a shareholder of record at the close of business on April 11, 2003, you are entitled to vote at the annual meeting.

Your copy of the Annual Report on Form 10-K of Techdyne, Inc. for 2002 is enclosed.

By order of the Board of Directors

David L. Watts
Corporate Secretary

April 30, 2003

INFORMATION STATEMENT
FOR
TECHDYNE, INC.
2003 ANNUAL MEETING OF STOCKHOLDERS

TABLE OF CONTENTS

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Q: Why did you send me an Information Statement?

A: Management of Techdyne, Inc. is asking you to attend and vote at the 2003 annual meeting. This Information Statement summarizes the information you need to know to vote judiciously.

Q: Why did you not send me a proxy?

A: This is because a quorum already exists based upon the approximately 72.4% ownership of Techdyne's voting securities by Simclar Group Limited (formerly Simclar International Holdings Limited), our parent company.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Q: What does a quorum mean?

A: A quorum means a majority of the outstanding shares. The annual meeting may only proceed if a quorum is present at the meeting. A majority of the outstanding shares will be present at the meeting through Simclar. At April 11, 2003, the record date, there were 6,556,990 shares of Techdyne common stock outstanding. Simclar owns 4,745,120 shares of Techdyne common stock or approximately 72.4% of the votes. A shareholder list will be available at our executive offices in Hialeah, Florida at the meeting and for 10 days prior to the meeting for your review.

Q: Who is entitled to vote?

A: Shareholders who owned Techdyne common stock at the close of business on April 11, 2003, the record date.

Q: How many votes do I have?

A: Each share of common stock is entitled to one vote. Techdyne is sending this Information Statement, the attached Notice of Annual Meeting, and our 2002 Annual Report, which includes our financial statements, on or about April 30, 2003 to all shareholders entitled to vote.

Q: What am I voting on?

A: Election of seven directors, Messrs. Samuel J. Russell, Barry Pardon, John Ian Durie, Thomas Foggo, Kenneth Greenhalgh, James A. Clark, and Ms. Christina M. J. Russell, each for a one year term.

Q: How do I vote?

A: By attending the annual meeting. At that time you will be given a ballot and you may vote your shares. If your shares of Techdyne common stock are held in the name of a broker, bank or other nominee, you must bring an account statement or letter from the nominee showing you were the beneficial owner of the shares on April 11, 2003, the record date.

Q: Is my vote confidential?

A: Yes. Only the inspectors of election and other employees of Techdyne assisting in tallying the vote will have access to your vote and comments, unless you tell us to disclose such information.

Q: Who counts the votes?

A: We appoint two persons to act as inspectors of election, who each take an oath to accept that responsibility and certify the voting to the Board.

Q: What does it mean if I receive more than one Information Statement?

A: Your shares of Techdyne common stock are probably registered in more than one name or account. It would be appreciated if you would contact our transfer agent, Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004 (Attention: Proxy Department) or by telephone at (212) 635-3654 and tell them to put all your accounts registered in the same name at the same address; and if there is more than one Techdyne shareholder at that address, that you have no objection and would prefer only one Notice of Annual Meeting and registration statement be sent to that address for all persons holding Techdyne common stock at that address.

Q: How much common stock do officers and directors own?

A: Approximately 4,849,153 shares or approximately 74.0% of our common stock as of the record date. This includes Simclar's 72.4% (4,745,120 shares) of Techdyne common stock ownership, since Mr. Samuel Russell, our Chairman and Chief Executive Officer, and Mrs. Christina M. J. Russell, a director, own 100% of the shares of Simclar.

Q: Who are the largest principal shareholders?

A: Simclar is our largest shareholder, owning approximately 72.4% of our shares as of the record date. There is currently no other person that holds more than 1% of our outstanding shares.

Q: Who sends out the Information Statements and Annual Reports and what are the costs?

A: The Company is sending out the Information Statement and Annual Report to shareholders.

We will ask banks, brokers and other institutions, nominees and fiduciaries to forward these materials to their principals and we will reimburse them for their reasonable expenses in forwarding the materials. Techdyne pays all expenses of preparing and delivering the Information Statements and Annual Reports, including printing, envelopes, mailing and similar out-of-pocket expenses.

Q: Who is eligible to submit a proposal for action at an Annual Meeting?

A: To be eligible, you must have continuously held at least $2,000 in market value, or 1%, of Techdyne's common stock for at least one year by the date you submit the proposal. You must continue to hold your Techdyne shares through the date of the meeting. Please remember that Simclar's 72.4% ownership will determine the outcome of any proposal.

Q: When are shareholder proposals due for the 2004 Annual Meeting?

A: Shareholder proposals must be submitted in writing by December 27, 2003 to David L. Watts, corporate Secretary, Techdyne, Inc., 1784 Stanley Avenue, Dayton, Ohio 45404. Any proposal should provide the reasons for it, the text of any resolution, and must comply with Rule 14a-8 of Regulation 14A of the proxy rules of the SEC.

PROPOSAL

Election of Directors

Nominees for election to a one-year term are:

Name	Age	Position with the Company	Position Held Since
Samuel J. Russell	58	Chairman of the Board and Chief Executive Officer	2001
Barry Pardon	52	President and Director	1991 1990
John Ian Durie	47	Director	2001
Christina M. J. Russell	59	Director	2001
Thomas Foggo*	60	Director	2001
Kenneth Greenhalgh*	59	Director	2001
James A. Clark*	59	Director	2002

* Member of the Audit Committee.

There is no nominating committee. Nominations for directors are considered by the entire Board.

The affirmative vote of a plurality of the shares of common stock represented at the meeting is required to elect the nominees as directors. Abstentions and votes withheld for any nominee will have the same effect as a vote against a director's re-election.

Simclar owns 4,745,120 shares or approximately 72.4% of the voting stock of the Company, and intends to vote all of its shares in favor of the election of the seven nominees of management for directors, thereby assuring their election as directors.

The nominees have consented to serve on the Board. Each nominee has served as a director of the Company during the past year. If any nominee is unable to serve for any reason, the parent's controlling block of our common stock will be voted for any substitute nominee as designated by the Board.

For more information about the directors and executive officers see "Information about Directors and Executive Officers."

Other Matters to be Presented to Shareholders

Management is not currently aware of any other matter to be presented for action at the annual meeting other than the election of seven directors, Proposal No. 1 in the accompanying Notice of Annual Meeting of Shareholders, and management does not presently intend to bring any other matter before the meeting.

INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors

The Board of Directors oversees the business and affairs of Techdyne and monitors the performance of management. In accordance with corporate governance principles, the Board does not involve itself in the Company's day-to-day operations. The Board is kept knowledgeable and informed through discussions with the Chairman, other directors, executives and advisors (counsel, outside auditors, investment bankers and other consultants), by reading reports, contracts and other materials sent to them and by participating in Board and committee meetings.

The Board met one time during 2002, including quarterly and special meetings and action taken by unanimous written consent in lieu of a meeting. All directors participated at the meeting, either present in person or by telephone conference call.

Directors Standing For Election

Samuel J. Russell has served as managing director and principal shareholder of Simclar International Limited since April 1976 and of Simclar Group Limited since June 2001. Since May 28, 1992 Mr. Russell has served as a director of Pioneer Security Systems Limited, a Scottish company located in Dunfermline, Scotland, which provides home security services for residential properties owned by City Councils in Scotland and England. Since June 15, 1998, he has served as a director of Russmarr Limited, a Scottish company located in Dunfermline, Scotland, which is engaged in the development of electronic alarms for use in residential properties. Since June 27, 2001, he has served as Chairman of the Board and Chief Executive Officer of Techdyne, Inc. On August 8, 2002, a subsidiary of Simclar Group, Simclar International Investments Limited, acquired Fullarton Computer Industries Limited, Fullarton Computer Industries (Ireland) Limited and Fullarton Computer Industries, Inc. Mr. Russell has served as a director of each of these companies and their subsidiaries since that date. The Fullarton companies are engaged in the provision of sub-contract manufacturing services, mainly to multi-national OEM's.

Barry Pardon joined the Company in November 1980 as national sales manager and initiated the independent manufacturer representatives' sales force. Mr. Pardon became Vice President of Marketing in 1981, was appointed Executive Vice President (Marketing) in 1988, and was appointed President in November 1991. Mr. Pardon is Chairman of the Board of Lytton Incorporated ("Lytton") and a director.

John Ian Durie was a partner in Rutherford Manson Dowds, Chartered Accountants, from January 1, 1996 through June 30, 1999, when the firm merged with Deloitte & Touche, Edinburgh, Scotland. He served as a partner at Deloitte & Touche from that date until joining Simclar Group Limited as Finance Director on June 1, 2001. Mr. Durie has also served as a director of Simclar International Limited since that date. Mr. Durie has served as a director of Simclar International Investments Limited, Fullarton Computer Industries Limited and Fullarton Computer Industries (Ireland) Limited, together with their subsidiaries since August 8, 2002.

Christina Margaret Janet Russell has served as a director of Simclar International Limited since April 1976 and of Simclar Group Limited since June 2001. She served as a director of Pioneer Security Systems since May 28, 1992 and as a director of Russmarr Limited since June 15, 1998. Mrs. Russell has served as a director of Simclar International Investments Limited, Fullarton Computer Industries Limited, Fullarton Computer Industries (Ireland) Limited and Fullarton Computer Industries, Inc., together with their subsidiaries since August 8, 2002. She is the wife of Samuel J. Russell.

Thomas C. Foggo has been a senior partner of Skene Edwards W. S., Solicitors and Notaries, Edinburgh, Scotland since January 1, 1990.

Kenneth Greenhalgh has been managing director of OPT Limited, a Scottish management consulting company. Mr. Greenhalgh has been a director of OPT Limited since May 1984. Over the past five years, he has served as a management consultant to Simclar and other companies.

James A. Clark has been President of Scherer Industrial Group since 1998 and a director since 1978. Scherer Industrial Group is a private company providing electro-mechanical industrial services in Indiana and Ohio.

Other Executive Officers

Name	Age	Position	Held
David L. Watts	60	Chief Financial Officer and Secretary	1999 2001
Edward L. McGrath	57	Vice President and General Manager	2000

David L. Watts joined Lytton in 1993 as Chief Financial Officer. Techdyne acquired Lytton in 1997. He became Chief Financial Officer of Techdyne in 1999 and Secretary in 2001.

Edward L. McGrath joined Lytton in 2000 as Vice-President and General Manager. He has over twenty-five years of experience in the EMS industry.

Board Committees

The Company has an Audit Committee consisting of Messrs. Clark, Foggo and Greenhalgh. The Audit Committee met four (4) times in 2002, sometimes alone, with management, and with our independent auditors. The Audit Committee is responsible for recommending to the Board of Directors the firm of independent accountants to serve the Company, reviewing fees, services and results of the audit by such independent accountants, reviewing the accounting books and records of the Company and reviewing the scope, results and adequacy of the internal audit control procedures of the Company. The Audit Committee reviewed our annual and quarterly results, the Audit Committee Report (see below), and Company disclosure filings, before filing.

The Company also has a stock option committee, consisting of Messrs. Russell, Pardon and Durie. This committee considers new option plans and the granting of incentive and non-qualified options, eligible participants, the extent of the options and their terms, and makes its recommendation to the Board.

Compensation of Directors

No standard arrangements for compensating directors for services as directors or for participating on any committee exists. We reimburse directors for travel and related out-of-pocket expenses incurred in attending shareholder, Board and committee meetings, which expenses have been minimal.

Report of the Audit Committee

Under the guidance of its written Audit Committee Charter, which was adopted in June 2000, the Audit Committee is charged with overseeing the accounting, reporting practices, and the quality and integrity of financial reports of our Company.

The Board of Directors evaluated the independence of each member of the Audit Committee. As part of its evaluation, the Board of Directors determined, in the exercise of its business judgement, that Messrs. Clark, Foggo, and Greenhalgh are independent under Rule 4200(a)(14) of the Nasdaq Stock Market Listing Standards and are financially literate, each in his own capacity.

Management has the primary responsibility for the system of internal controls and the financial reporting process. Our independent accountants have the responsibility to express an opinion on the financial statements based on an audit conducted in accordance with generally accepted auditing standards. The Audit Committee has the responsibility of monitoring and overseeing these processes.

In fulfilling its responsibilities, the Audit Committee recommended to the Board the selection of PriceWaterhouseCoopers as the Company's independent accountants for purposes of auditing the Company's financial statements for 2002. PriceWaterhouseCoopers has discussed with the Audit Committee and provided written disclosures to the Audit Committee as to (1) PriceWaterhouseCoopers' independence as required by the Independence Standards Board Standard No. 1, and (2) the matters required to be communicated under generally accepted auditing standards in accordance with Auditing Standard No. 61 (SAS 61).

The Audit Committee reviewed with our Chief Financial Officer and other key members of the Company's management and with our independent auditors the overall scope and specific plans for their audit, the results of their examinations, their evaluating of the Company's internal controls, and the overall quality of Techdyne, Inc.'s accounting and financial reporting.

The Audit Committee reviewed and discussed with management and the independent accountants the Company's audited financial statements.

Following these actions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 for filing with the SEC.

The Audit Committee

James A. Clark
Thomas C. Foggo
Kenneth Greenhalgh

March 26, 2003

INDEPENDENT PUBLIC ACCOUNTANTS

The Company expects that PricewaterhouseCoopers, independent public accountants, will continue as auditors for the Company for the 2003 fiscal year. PricewaterhouseCoopers served as the independent auditors for the Company for the 2002 fiscal year and throughout the periods covered by the Company's financial statements. Representatives of PricewaterhouseCoopers are not expected to attend the Annual Meeting. If representatives from PricewaterhouseCoopers attend the Annual Meeting they will be given the opportunity to make a statement if they desire and they will be available to respond to appropriate questions.

FEES OF THE INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

Audit Fees

The aggregate fees billed by PricewaterhouseCoopers for professional services for the audit of the Company's 2002 financial statements totaled $65,905.

Financial Information Systems Design and Implementation Fees

PricewaterhouseCoopers billed the Company no fees for professional services for information and technology services relating to financial information systems design and implementation for the year ended December 31, 2002.

All Other Fees

PricewaterhouseCoopers billed the Company $12,650 for services rendered to the Company, other than the services described under "Audit Fees" and "Financial Information Systems Design and Implementation Fees" for the year ended December 31, 2002. These fees were incurred in connection with the preparation of the Company's tax returns.

EXECUTIVE COMPENSATION

The Summary Compensation Table below sets forth compensation paid by the Company and its subsidiaries for the last three fiscal years ended December 31, 2002 for services in all capacities for its Chief Executive Officer and the other executive officers of the Company who received a total annual salary, bonus or other compensation, which exceeded $100,000.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Other Annual Compensation ($)		Securities Underlying Options/SAR(#)	All Other Compensation ($)	
Samuel J. Russell, Chairman and Chief Executive Officer	2002	--	(1)	--	(1)	--	--	
	2001	--	(1)	--	(1)	--	--	
Barry Pardon, President	2002	130,000	(2)	4,024	(3)	--	311	(4)
	2001	173,345	(2)	6,000	(3)	100,000	311	(4)
	2000	146,400	(2)	6,000	(3)	--	311	(4)
David L. Watts, Chief Financial Officer and Secretary	2002	102,665	(2)	--		--	--	
	2001	98,839	(2)	--		--	--	
	2000	95,418	(2)	--		15,000	--	
Edward L. McGrath, Vice President and General Manager	2002	111,252	(2)	--		--	--	
	2001	116,191	(2)	--		--	--	
	2000	50,350	(2)	--		15,000	--	

(1) Mr. Russell was not compensated by the Company in 2001 or 2002, but was instead compensated by Simclar for each period reported.

(2) All compensation paid by the Company.

(3) Automobile and related expenses in the amount of $4,024 for 2002 and $6,000 for 2001 and 2000, paid by the Company.

(4) Life insurance premiums in the amount of $311 for 2001 and 2000, paid by the Company.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Mr. Pardon has a five year employment agreement with Techdyne through December 31, 2005, Mr. Pardon's employment agreement provides for the following:

- base annual salary of $130,000 and performance bonus at the discretion of the CEO;
- automobile, travel and entertainment expenses;
- termination may occur by (i) expiration of the term; (ii) death of Mr. Pardon; (iii) Mr. Pardon's disability; (iv) conviction of a crime, failure to carry out policies of the Company, dishonest practice, conduct prejudicing the Company or breach of the employment agreement;
- severance, which is per contract twelve months' salary, only paid upon death or termination without cause; and
- non-competition for one year from termination; restrictions on Mr. Pardon calling upon customers or suppliers of the Company, diverting customers, services, or products of the Company, or disclosing any trade secrets.

Options, Warrants or Rights

1995 Options

In 1995, the Company granted 152,500 non-qualified stock options to eight directors of the Company and its subsidiaries and counsel, including Barry Pardon, our President. 145,000 of those options were exercised on February 25, 2000 at $1.75 for which the Company received cash for par value and three-year non-recourse promissory notes, bearing interest at 6.19% (the coupon issue yield of a 52-week U.S. Treasury bill) for the balance. The notes were secured by the common stock issued in connection with the exercise and held in escrow. The owners of the common stock issued as a result of the stock option exercises maintained voting rights over the shares, provided there was no default under the terms of the notes. On April 15, 2003, all of the notes, including the note issued by Barry Pardon, were in default. Pursuant to the terms of the notes, the Company has requested the return of the shares from the escrow agent and upon receipt the shares will be cancelled, in full satisfaction of the notes. The remaining 7,500 stock options expired by the terms of the option agreement. There are no stock options outstanding from the 1995 grants.

1997 Stock Option Plan

The Company's 1997 Stock Option Plan (the "1997 Plan") provided for the grant of stock options to officers, directors, consultants, key employees, advisors and similar parties until the Plan expired by its terms on June 5, 2002. The Plan provided for the grant of both non-qualified and incentive stock options with up to a five year vesting schedule and an exercise price as determined by the Board or the stock option committee. Options granted under the plan may be exercised with (1) cash, (2) the tender of previously held shares of common stock with a fair market value equal to the cash exercise price, (3) delivery of the optionee's personal recourse or non-recourse note, in the sole discretion of the Board, (4) pursuant to a cashless exercise, which provides for the assignment by the optionee to the Company of proceeds from the sale of common stock acquired upon the exercise of the option sufficient to pay the full exercise price for the shares, subject to the optionee's delivery to the broker selling the option shares of an authorization to pay directly to the Company such proceeds, or (5) any combination of (1) through (4).

Upon termination of an optionee's affiliation with the Company, the optionee shall be able to exercise his or her option for the period set forth below corresponding to the reason for such termination.

Cause of Termination	Exercise Period following Termination
Death, disability or retirement after age 65	the earlier of nine months after termination or the expiration of the option by its terms
Termination for cause	terminates immediately
Any other termination	the earlier of 30 days after termination or the expiration of the option by its terms

Options granted under the Plan are non-transferable, except by the laws of descent and distribution or as a result of a change in control. In the event of a change of control of the Company, there is a forced redemption at certain formulated prices. A change of control of the Company shall be deemed to have occurred upon (i) a sale of substantially all the assets of the Company or its merger or consolidation, (ii) a majority of the Board changes other than by election of shareholders pursuant to Board solicitations or vacancies filled by the Board caused by death or resignation, or (iii) a person or group acquires or makes a tender offer for at least 25% of the Company's common stock. The optionee may waive such redemption in his or her sole discretion.

As of the expiration of the Plan on June 5, 2002, a total of 500,000 shares were reserved for issuance. A total of 555,000 options had been granted of which none were exercised, 495,000 options were cancelled by their terms and 60,000 options remained outstanding. The 60,000 options which remain exercisable provided for an exercise price of $2.00 per share and vested one-third on each one year anniversary of the October 16, 2000 grant date. However, as a result of the change in control of the Company (see Notes 4, 5 and 13 to the financial statements), all options vested on June 27,2001. The exercise price of all options granted under the Plan is 100% or greater of the fair market value of the common stock on the date of grant.

Option/SAR Grants In Last Fiscal Year

The Company did not award any Options/SAR Grants in the year ended December 31, 2002.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Options/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at FY-End (#) Exercisable/ Unexercisable
Barry Pardon	0	0	0 / 0	0
David L. Watts	0	0	15,000 / 0	0(1)
Edward L. McGrath	0	0	15,000/0	0(1)

(1) The 15,000 options are exercisable at $2.00 per share through October 15, 2003. The options were out-of-the-money, since the closing price of common stock as reported by NASDAQ on April 11, 2003 was $1.43.

Equity Compensation Plan Information

The following table sets forth additional information as of April 11, 2003, concerning shares of our common stock that may be issued upon the exercise of options and other rights under our existing equity compensation plans and arrangements, divided between plans approved by our stockholders and plans or arrangements not submitted to our stockholders for approval. The information includes the number of shares covered by, and the weighted average exercise price of, outstanding options and other rights and the number of shares remaining available for future grants excluding the shares to be issued upon exercise of outstanding options, warrants, and other rights.

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [1]	60,000	$2.00	0[2]
Equity compensation plans not approved by security holders	0	--	--
Total	60,000	$2.00	

[1] Equity compensation plans approved by stockholders include the Company's 1997 Stock Option Plan.

[2] The Company's 1997 Stock Option Plan expired on June 5, 2002. Accordingly, no additional options shall be granted under the 1997 Stock Option Plan.

BOARD EXECUTIVE COMPENSATION REPORT

We have no executive compensation committee. Compensation of our executive officers is considered by the entire Board of Directors. Only Barry Pardon, President and director of the Company, has an employment agreement with the Company.

Executive compensation is structured to motivate management to create and sustain shareholder value. The Board attempts to accomplish this goal by:

- aligning the interests of management and shareholders through stock ownership; and
- seeking growth and performance of the Company by attracting, retaining and motivating talented executives and employees through competitive compensation.

The Structure of Executive Compensation

The elements of executive compensation include:

- base pay;
- long-term incentives; and
- special awards in recognition of extraordinary efforts and achievements.

Base Pay

Base pay is determined by individual performance and position with and responsibilities to the Company. We also try to be competitive with salaries of companies in our industry in an attempt to be able to maintain quality executives. Base salaries for management are below major competitors, which are much larger with greater financial resources than the Company.

Responsibilities of Chairman of the Board, Chief Executive Officer and President

Samuel J. Russell, Chairman of the Board and Chief Executive Officer, and Barry Pardon, President and director, who have been affiliated with the Company for 2 years and 23 years, respectively, are chiefly responsible for the Company's performance.

Mr. Pardon has been one of the motivating forces behind the Company's stability, implementing efficiency programs, expansion of products, services and customer base, and keeping the Company current with technological changes in the industry. He, together with Mr. Russell, direct our operations and continuously seek new areas of growth. Mr. Pardon was responsible for the Lytton acquisition, which has strengthened our financial, sales and manufacturing positions and expanded our operations into new geographic areas, broadening our product line and enabling us to better serve our customer base with enhanced product choices.

The Board considers all these factors in evaluating the performance and setting the compensation of Mr. Pardon as President. The Board also considered the direction of our operations and the establishment and implementation of our business strategy. Mr. Pardon did not participate in decisions affecting his own compensation.

Long-term Incentives

Long-term incentive awards for executives usually take the form of granting stock options under our option plans or granting restricted stock awards, meaning shares which cannot be publicly sold for a certain period of time, usually from one to two years. We believe the granting of stock options or restricted shares helps align the interests of the Company's executives with our shareholders. This is premised on the basic principal that the executives will receive value only if the market value of our common stock increases over time. Market price should increase if management strives to improve the Company's operations and profitability. Our revenues have increased over the years and we have been profitable, although recently at reduced amounts. Our stock prices have remained relatively consistent during past years in a range of $1.77 to $.52. See Item 5, "Market for the Registrant's Common Equity and Related Stockholder Matters," Item 6, "Selected Financial Data," and Item 7, "Management's Discussion and Analysis Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2002 accompanying this Information Statement.

Special Awards

Special awards may be granted from time to time in recognition of extraordinary efforts and achievements, as well as prospective contributions and services. Such awards may arise based upon an executive's extraordinary efforts in accomplishing expansion, acquisitions, increasing market share and similar events. The extent to which the Company makes awards in these situations is evaluated on a case by case basis.

Submitted by the Board of Directors

Samuel J. Russell

Barry Pardon	James A. Clark
Christina M. J. Russell	Thomas C. Foggo
John Ian Durie	Kenneth Greenhalgh

PERFORMANCE GRAPH

The following graph shows a five-year comparison of cumulative total shareholder returns for the Company, the NASDAQ Market Index and the Electronic Components Industry Index. The cumulative total shareholder returns on the Company's common stock was measured by dividing the difference between the Company's share price at the end and the beginning of the measurement period by the share price at the beginning of the measurement period. The total shareholder return assumes $100 invested at the beginning of the period in the Company's common stock, in the NASDAQ Market Index and the Electronic Components Industry Index. We did not pay dividends on our common stock during the measurement period and the calculations of cumulative total shareholders return on the common stock did not include dividends.

Comparison of Five Year Cumulative Total Returns Among Techdyne, NASDAQ Market Index and Electronic Components Industry Index



DOLLARS
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TECHDYNE, INC.
NASDAQ STOCK MARKET (U.S.)
NASDAQ ELECTRONIC COMPONENTS

Measurement Period (Fiscal Year Covered)	Techdyne, Inc.	Nasdaq Index	Electronic Components Industry Index
	$100.00	$100.00	$100.00
December 31, 1998	$ 55.71	$140.99	$154.49
December 31, 1999	$ 56.43	$261.49	$287.34
December 31, 2000	$ 30.01	$157.77	$236.14
December 31, 2001	$ 22.17	$125.16	$160.91
December 31, 2002	$ 28.57	$ 86.53	$ 86.16

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain of the officers and directors of the Company are officers and/or directors and/or consultants of Simclar, which owns approximately 72.4% of the voting stock of the Company, including, (1) Samuel J. Russell, managing director of Simclar International and 90% owner of Simclar, who is Chairman of the Board and Chief Executive Officer of our Company; (2) Christina Margaret Janet Russell, the wife of Samuel Russell and a Director of Simclar International and 10% owner of Simclar, who is a Director of our Company; (3) Thomas Foggo, senior partner of Skene Edwards, W.S., counsel to Simclar, who is a Director of our Company; (4) John Ian Durie, Finance Director of Simclar, who is a Director of our Company; and (5) Kenneth Greenhalgh, a management consultant to Simclar, who is a director of our Company.

In May 2001, Techdyne (Europe) entered into a management agreement with Simclar International whereby it undertook to manufacture products for Techdyne (Europe) and assist in management coordination. Effective February 28, 2002, the Company cancelled the management agreement, and entered into an agreement to transfer to Simclar International all operating assets and liabilities of Techdyne (Europe) with the exception of the land and building. Following the transfer of the assets of Techdyne (Europe) to Simclar International, the one in-house salesperson of Techdyne (Europe) transferred employment to Simclar International.

Simclar provides certain financial and administrative services to the Company under a service agreement. The amount of expenses covered under the service agreement totaled $336,000 in 2002.

In 1996, Lytton sold its offices and operating facility to Stanley Avenue Properties, Ltd., a limited liability company whose membership includes Lytton and Pat Crossley. Stanley Avenue Properties, Ltd. acquired the facilities in exchange for a note to Lytton and the assumption of two mortgage notes. The note receivable from Stanley Avenue Properties, Ltd. of approximately $139,000 was repaid on July 31, 1997 upon our acquisition of Lytton. Stanley Avenue Properties, Ltd. leased the property to Lytton. In connection with the acquisition of Lytton by the Company, the lease was renegotiated to a five year lease through July 31, 2002 with monthly lease payments of approximately $17,900 for the first year, adjusted in subsequent years for the change in the consumer price index, and contains two renewal options each for five years of the then fair market rental value. The Company has exercised its option to renew the lease on this facility through July 31, 2007. See Item 2, "Properties" of our Annual Report on Form 10-K for the year ended December 31, 2002 accompanying this Information Statement.

On August 30, 2002, the Board of Directors authorized a short term demand loan of $1,500,000 bearing interest at a rate based on the Bank of Scotland base rate plus 2% from the Company to Simclar Group Limited on August 30, 2002. These funds were required to provide bridge financing to Simclar Group Limited for its purchase of the assets of Fullarton Computers Industries. The Bank of Scotland approved of this loan by the Company.

On April 15, 2003, certain notes payable issued by former directors of the Company and Mr. Pardon, our President, were in default. See "Executive Compensation -- Options, Warrants or Rights."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the names and beneficial ownership of the equity securities of the Company and of Simclar, our parent, for directors of the Company, individually itemized, and for directors and executive officers as a group, without naming them, and for each of the named executive officers described in the Summary Compensation Table (see "Executive Compensation"), and for shareholders known to the Company to beneficially own more than 5% of our voting securities as of April 11, 2003.

Name(1)	Position	Techdyne Common Stock(2)	%(3)
Simclar Group Limited	Parent	4,745,120 (4)	72.4
Samuel J. Russell	Chairman and CEO	4,745,120 (4)	72.4
Barry Pardon	President & Director	93,533	1.4
David L. Watts	CFO	15,500(5)	*
Edward L. McGrath	V.P. and General Manager	15,000(5)	*
John Ian Durie	Director	10,000	*
Christina M. J. Russell	Director	4,745,120 (4)	72.4
Thomas Foggo	Director	0	*
Kenneth Greenhalgh	Director	0	*
James A. Clark	Director	0	*
All directors and executive officers of Techdyne as a group (9 persons)		4,879,153(6)	74.1

* Represent beneficial ownership of less than 1% of our outstanding common stock.

(1) The address for Simclar Group Limited and John Ian Durie is Pitreavie Business Park, Dumfermline, Fife KY11 5PU, Scotland, United Kingdom KY11 5PU. The address for Thomas Foggo is c/o Skene Edwards, 5 Albyn Place, Edinburgh EH2 4NJ. The address for Kenneth Greenhalgh is c/o OPT Limited, 21 Riverside Road, Wormit, Fife, Scotland DD6 8LP. The address for James A. Clark is c/o Scherer Industrial Group, 940 South West Street, Indianapolis, IN 46225. The address for Messrs. Russell, Pardon, Watts and Mrs. Russell is c/o Techdyne, Inc., 2230 West 77th Street, Hialeah, FL 33016.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those shares.

(3) Based on 6,556,990 shares outstanding as of April 11, 2003.

(4) Mr. and Mrs. Russell are deemed to be the beneficial owner of all Simclar's ownership of the Company since they own 100% of the shares of Simclar.

(5) Includes 15,000 shares of common stock issuable pursuant to options exercisable within 60 days of April 11, 2003.

(6) See notes (4) and (5) above.

SECTION 16(b) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(b) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% shareholders to file reports with the SEC, the NASDAQ Stock Market and the Company, indicating their ownership of our common stock and any changes in their beneficial ownership of their common stock ownership interest. The rules of the SEC require that we disclose failed or late filings of reports of Company stock ownership by its directors and executive officers. To the best of the Company's knowledge, all beneficial ownership reports by there reporting persons were filed on a timely basis.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For The Year Ended December 31, 2002

Commission File Number: 0-14659

TECHDYNE, INC.

(Exact name of Registrant as specified in its charter)

Florida	**59-1709103**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2230 W. 77th Street
Hialeah, Florida 33016
(Address of principal executive offices, including zip code)

(305) 556-9210
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant computed by reference to the closing price per share on March 25, 2003, was approximately $1,653,402.

As of March 25, 2003, the Company had issued and outstanding 6,556,990 shares of its common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Information Statement for the 2003 Annual Meeting of Stockholders are incorporated by reference in Part III.

Table of Contents

PART I

Item 1. Business

Introduction

We are a contract manufacturer of electronic and electro-mechanical products. Our products are manufactured to customer specifications and designed for original equipment manufacturers (OEMs) and distributors in the data processing, telecommunications, instrumentation and food preparation equipment industries. Our principal custom-designed products include complex printed circuit boards (PCBs), conventional and molded cables, wire harnesses and electro-mechanical assemblies. In addition, we provide OEMs with value-added, turnkey contract manufacturing services and total systems assembly and integration. We also deliver manufacturing and test engineering services and materials management, with flexible and service-oriented manufacturing and assembly services for our customers' high-tech and rapidly changing products.

We were incorporated in Florida in 1976, acquired by Medicore, Inc., our former parent, in 1982, and became a public company in 1985. Effective June 27, 2001, control of our company was acquired by Simclar International Limited (Simclar International), which then transferred its 71.3% ownership of our company to its parent, Simclar Group Limited (Simclar) both of which are private United Kingdom companies. See "Recent Developments." Simclar International is engaged in the same electronic and electro-mechanical subcontract manufacturing industry as is our company. Simclar International is a larger company than ours, with sales for fiscal 2002 of approximately $44 million.

Our executive offices are located at 2230 West 77th Street, Hialeah, Florida 33016. Our telephone number is (305) 556-9210. Our common stock is traded on the Nasdaq Small Cap Market (Ticker:TCDN).

Electronic Manufacturing Industry

Until 2001, our industry exhibited significant year to year growth, due both to the growth in the overall electronics industry, and the steadily increasing number of OEMs deciding to outsource all or a significant portion of the production of their products. As a result of the general global recession beginning in 2001 and continuing through the present, and its magnified effect in the computer and telecommunications equipment segments, this recent pattern of growth in our industry was interrupted, and both the Company and the industry as a whole experienced a decline in sales starting 2001 and continuing through the present. We are aggressively seeking new business opportunities with existing and new customers, but there is no assurance we will be successful in generating additional sales, particularly in this recessionary segment of the economy.

We believe that the fundamental factors contributing to the growth of our industry in past years will lead to a resumption of the pattern of growth late in this year. These factors include increased capital requirements for OEMs to acquire modern, highly automated manufacturing equipment, their continuing effort to reduce inventory costs and the relative cost advantages of contract manufacturers. Using outsourcing for their production of electronic assemblies also enables OEMs to focus on product development, reduce working capital requirements, and improve inventory management and marketability. We believe OEMs will continue to rely on contract manufacturers not only for partial component assemblies but complete turnkey manufacturing of entire finished products. We also believe that OEMs will look more to contract manufacturers to provide a broader scope of value-added services, including manufacturing, engineering and test services.

We assist our customers from initial design and engineering through materials procurement, to manufacturing of the complete product and testing. Involving contract manufacturers earlier in the manufacturing process through "concurrent engineering" allows OEMs to realize greater efficiencies and gives contract manufacturers greater impact in product design, component selection, production methods and the preparation of assembly drawings and test schematics. This process also gives the customer the ability to draw upon our manufacturing expertise at the outset and minimize manufacturing bottlenecks.

Another factor which will continue to lead OEMs to utilize contract manufacturers is reduced time-to-market. Due to the intense competition in the electronics industry, OEMs are faced with increasingly shorter product life-cycles which pressure them to reduce time constraints in bringing a product to market. This reduction can be accomplished by using a contract manufacturer's established manufacturing expertise with its sophisticated, technically advanced and automated manufacturing processes. We believe that this, coupled with the elements discussed above, such as reduced production costs through economies of scale in materials procurement, improved inventory management, access to our manufacturing technology, engineering, testing and related expertise, will motivate OEMs to work with electronic contract manufacturers such as us.

Business Strategy

We believe that the cost reductions and restructuring of our operations that we made in response to the continued economic downturn has put us in a better position to compete once the economy and our industry recovers. We also believe that our alliance with Simclar will allow us to expand our customer base, broaden our product lines and provide greater efficiencies in equipment, supplies, labor and manufacturing processes, both domestically and internationally.

In response to industry trends, particularly in view of constantly changing and improving technology and, therefore, shorter product life cycles, we focus on product development and marketing in order to become a competitive provider of electronic contract manufacturing services for OEM customers. We continue to seek to develop strong, long-term alliances with major-growth OEMs of complex, market leading products. We believe that creating and maintaining long-term relationships with customers requires providing high quality, cost-effective manufacturing services marked by a high degree of customer responsiveness and flexibility. Therefore, our strategy is to focus on leading manufacturers of advanced electronic products that generally require custom-designed, more complex interconnect products and short lead-time manufacturing services. In 2003, we will also continue to target large contract manufacturers as potential customers.

We strive to build on our integrated manufacturing capabilities, final system assemblies and testing. In addition to PCBs, our custom cable assembly capabilities provide us with further opportunities to leverage our vertical integration and to provide greater value added services and be more competitive. In addition, vertical integration provides us with greater control over quality, delivery and cost.

To further satisfy customer needs, we develop long-term customer relationships by using our state-of-the-art technology to provide timely and quick-turnaround manufacturing and comprehensive support for materials purchases and inventory control. Through our use of electronic data interchange technology (EDI), the customer is able to convey its inventory and product needs on a weekly basis based on a rolling quantity forecast. More emphasis is placed on value-added turnkey business for the manufacture of complete finished assemblies. This is accomplished with extended technology, continuous improvement of our processes, and our early involvement in the design process using our computer-aided design system.

We believe that we can develop closer and more economically beneficial relationships with our customers through our geographically diverse manufacturing and assembly operations, presently located in Florida, Texas, Massachusetts, and Ohio. Our diverse locations have multiple advantages by helping satisfy costs, timely deliveries and local market requirements of our customers. We will continue to pursue expansion in different markets to better serve existing customers and to obtain additional new customers. In alliance with Simclar, we anticipate experiencing growth and ability to increase our global presence and competitive position.

Products and Services

We manufacture approximately 850 products, including complete turnkey finished products, sub-assemblies, molded and non-molded cable assemblies, wire harnesses, PCBs, injection molded and electronic assembly products, for over 100 OEM customers.

Printed Circuit Boards

PCB assemblies are electronic assemblies consisting of a basic printed circuit laminate with electronic components including diodes, resistors, capacitors and transistors, inserted and wave soldered. PCBs may be used either internally within the customer's products or in peripheral devices. The PCBs produced by the company include pin-through-hole assemblies, low and medium volume surface mount technology assemblies, and mixed technology PCBs, which include multilayer PCBs.

In pin-through-hole assembly production, electronic components with pins or leads are inserted through pre-drilled holes in a PCB and the pins are soldered to the electrical surface of a PCB. In surface mount technology production, electronic components are attached and soldered directly onto the surface of a circuit board rather than inserted through holes. Surface mount technology components are smaller so they can be spaced more closely together and, unlike pin-through-hole components, surface mount technology components can be placed on both sides of a PCB. This allows for product miniaturization, while enhancing the electronic properties of the circuit. Surface mount technology manufacturing requires substantial capital investment in expensive, automated production equipment, which requires high usage. We are utilizing computerized testing systems in order to verify that all components have been installed properly and meet certain functional standards, that the electrical circuits have been properly completed, and that the PCB assembly will perform its intended functions.

In 1997, we acquired Lytton Incorporated (Lytton), whose Ohio operations, with six automated lines, are more focused on PCB manufacturing, primarily for the food preparation equipment industry. This expansion resulted in PCB manufacturing yielding approximately 69% and 60% of our sales revenues in 2002 and 2001 respectively.

Cable and Harness Assemblies

A cable is an assembly of electrical conductors insulated from each other, twisted around a central core and jacketed. Cables may be molded or non-molded.

Techdyne offers a wide range of custom manufactured cable and harness assemblies for molded and mechanical applications. These assemblies include multiconductor, ribbon, co-axial cable, and discrete wire harness assemblies. We use advanced manufacturing processes, in-line inspection and computerized automated test equipment.

We maintain a large assortment of standard tooling for D-Subminiature, DIN connectors and phono connectors. D-Subminiatures are connectors which are over-molded with the imprint of the customer's name and part number. DIN connectors are circular connectors consisting of two to four pairs of wires used for computer keyboards.

Flat ribbon cable or ribbon cable assemblies are cables with wires (conductors) on the same plane with connectors at each end. Flat ribbon cables are used in computer assemblies and instrumentation.

Discrete cable assemblies are wires with contacts and connectors. Harnesses are prefabricated wiring with insulation and terminals ready to be attached to connectors. Our cable sales comprised approximately 29% and 34% of total sales revenue for 2002 and 2001, respectively.

Contract Manufacturing

Contract manufacturing involves the manufacture of complete finished assemblies with all sheet metal, power supplies, fans, PCBs as well as complete sub-assemblies for integration into an OEM's finished products, such as speaker and lock-key assemblies and diode assemblies that consist of wire, connectors and diodes that are over-molded, packaged and bar coded for distribution. These products can be totally designed and manufactured by the company through our computer-aided design system, engineering and supply procurement. We develop manufacturing processes and tooling, and test sequences for new products of our customers. We provide design and engineering services in the early stages of product development, thereby assuring mechanical and electrical considerations are integrated with a total system. Alternatively, the customer may provide specifications and we will assist in the design and engineering or manufacture to the customer's specifications.

Reworking and Refurbishing

Customers provide the company with materials and sub-assemblies acquired from other sources, which the customer has determined require modified design or engineering changes. We redesign, rework, refurbish and repair these materials and sub-assemblies.

Contract manufacturing, reworking and refurbishing together amounted to approximately 10% of sales for each of 2002 and 2001. We believe that PCB sales and contract manufacturing will provide us with substantial increases in revenues over the next few years. Our affiliation with Simclar gives us access to a larger customer base and the ability to handle large customers both in the USA and Europe.

Manufacturing

We manufacture components and products that are custom designed and developed to fit specific customer requirements and specifications. Such service includes computer integrated manufacturing and engineering services, quick-turnaround manufacturing and prototype development, materials procurement, inventory management, developing customer oriented manufacturing processes, tooling and test sequences for new products from product designs received from our customers or developed by Techdyne from customer requirements. Our industrial, electrical and mechanical engineers work closely with our customers' engineering departments from inception through design, prototypes, production and packaging. We evaluate customer designs and if appropriate, recommend design changes to improve the quality of the finished product, reduce manufacturing costs or other necessary design modifications. Upon completion of engineering, we produce prototype or preproduction samples. Materials procurement includes planning, purchasing and warehousing electronic components and materials used in the assemblies and finished products. Our engineering staff reviews and structures the bill of materials for purchase, coordinates manufacturing instructions and operations, and reviews inspection criteria with the quality assurance department. The engineering staff also determines any special capital equipment requirements, tooling and dies, which must be acquired.

We attempt to develop a "partnership" relationship with many of our customers by providing a responsive, flexible, total manufacturing service. We have "supplier partnerships" with certain customers pursuant to which we must satisfy in-house manufacturing requirements of the customer that are based on the customer's need on a weekly basis based on a rolling quarterly forecast.

Our PCB assembly operations are geared toward advanced surface mount technology. Our Lytton subsidiary provides the PCB production through state-of-the-art manufacturing equipment and processes and a highly trained and experienced engineering and manufacturing workforce. We also offer a wide range of custom manufactured cables and harnesses for molded and mechanical applications. We use advanced manufacturing processes, in-line inspection and testing to focus on process efficiencies and quality. The cable and harness assembly process is accomplished with automated and semi-automated preparation and insertion equipment and manual assembly techniques.

Finished turnkey assemblies include the entire manufacturing process from design and engineering to purchasing raw materials, manufacturing and assembly of the component parts, testing, packaging and delivery of the finished product to the customer. By contracting assembly production, OEMs are able to keep pace with continuous and complex technological changes and improvements by making rapid modifications to their products without costly retooling and without any extensive capital investments for new or altered equipment.

At three of our facilities we maintain modern state-of-the-art equipment for crimping, stripping, terminating, soldering, sonic welding and sonic cleaning which permits us to produce conventional and complex molded cables. We also maintain a large assortment of standard tooling. New manufacturing jobs may require new tooling and dies, but most presses and related equipment are standard.

Supplies and Materials Management

Materials used in our operations consist of metals, electronic components such as cable, wire, resistors, capacitors, diodes, PCBs and plastic resins.

The company procures components from a select group of vendors which meet our standards for timely delivery, high quality and cost effectiveness. In order to control inventory investment and avoid material obsolescence, components are generally ordered when we have a purchase order or commitment from our customer for the completed assembly. We use Enterprise Resource Planning (ERP) management technologies and manage our material pipelines and vendor base to allow our customers to increase or decrease volume requirements within established frameworks. We have Visual Manufacturing and Symix computerized software systems providing us with material requirements planning, purchasing, and sales and marketing functions. See "Business Strategy" above and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have improved our overall efficiency of manufacturing, particularly in the area of inventory management, including purchasing, which is geared more closely to current needs resulting in reduced obsolescence problems. Except for a worldwide shortage of key electronic components in 2000 that adversely impacted our sales and earnings, we have not otherwise experienced any significant disruptions from shortages of materials or delivery delays from suppliers and we believe that our present sources and the availability of our required materials are adequate. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Quality and Process Control

Our Florida, Texas, and Massachusetts facilities received from Underwriter's Laboratories, an independent quality assurance organization, the ISO 9002 quality assurance designation, which is the international standard of quality with respect to all systems of operations, including, among others, purchasing, engineering, manufacturing, sales, inventory control and quality. Lytton holds its ISO 9002 quality designation from Eagle Registrations, Inc. These quality assurance designations are only provided to those manufacturers which exhibit stringent quality and process control assurances after extensive evaluation and auditing by these independent quality assurance organizations. Quality control is essential to the company's operations since customers demand strict compliance with design and product specifications, and high quality production is a primary competitive standard vital to our services.

Product components, assemblies and sub-assemblies manufactured by the company are thoroughly inspected visually and electronically to assure all components are made to strict specifications and are functional and safe. Strict process controls relating to the entire manufacturing process are part of our standard operating procedure.

Over the years our product and manufacturing quality have received excellent ratings. Total quality, timely delivery and customer satisfaction is our philosophy. High levels of quality in every area of our operations are essential. Quality standards are established for each operation, performance tracked against those standards, and identifying workflow and implementing necessary changes to deliver higher quality levels. We maintain regular contact with our customers to assure adequate information exchange and other activities necessary to assure customer satisfaction and to support our high level of quality and on-time delivery. Any adverse change in our quality and process controls could adversely affect our relationships with customers and ultimately our revenues and profitability.

Customers

We serve a wide range of businesses, from emerging growth companies to multinational OEMs, involved in a variety of markets including computer networking systems, computer workstations, telecommunications, mass data storage systems, instrumentation and food preparation equipment industries. A significant portion of our revenues are distributed over the following industry segments:

	Year Ended December 31,		
	2002	2001	2000
Food preparation equipment	37%	23%	22%
Data processing	23%	13%	15%
Telecommunications	9%	9%	22%
Military and government	8%	—%	—%
Instrumentation	4%	19%	19%

We seek to serve a sufficiently large number of customers to avoid dependence on any one customer or industry. Nevertheless, historically a substantial percentage of our net sales have been to multiple locations of a small number of customers. Significant reductions or delays in sales to any of those major customers would have a material adverse effect on our results of operations. In the past, certain of our customers have terminated their manufacturing relationship with us, or otherwise significantly reduced their product orders. We cannot assure you that any of our major customers will not terminate or otherwise significantly reduce or delay manufacturing orders, any of which such terminations or changes in manufacturing orders could have a material adverse effect on our results of operations.

We depend upon the continued growth, viability and financial stability of our customers, who in turn substantially depend on the growth of the personal computer, computer peripherals, communications, instrumentation, data processing and food preparation equipment industries. Most of these industries have been characterized by rapid technological change, short product life cycles, pricing and margin pressures. In addition, many of our customers in these industries are affected by general economic conditions. The factors affecting these industries in general, and/or our customers in particular, could have a material adverse effect on our results of operations. In addition, we generate significant accounts receivable in connection with providing manufacturing services to our customers. If one or more of our customers were to become insolvent or otherwise were unable to pay us for manufacturing services we have provided, our operating results and financial condition would be adversely affected. In 2002, 58% of our sales were made to numerous locations of five major customers. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The table below sets forth the respective portion of sales for the applicable period attributable to customers and related suppliers who accounted for more than 10% of the company's sales in any respective period.

	Percentage of Sales		
	2002	2001	2000
ITW Food Equipment Group	36%	26%	19%
Trilithic	*	*	12%
Alcatel	*	*	12%

* Less than 10% for that year

Marketing and Sales

We are pursuing expansion and diversification of our customer base. We are seeking to develop long term relationships by working closely with customers, starting with the initial product design and development stage, and continuing throughout the manufacturing and distribution process. Our principal sources of new business are the expansion in the volume and scope of services provided to existing customers, referrals from customers and suppliers, direct sales through our sales managers and executive staff, and through independent sales representatives. Domestic operations generate sales through five regional sales managers covering the Northeast, Southeast, West and Southwest regions of the United States. There are 11 in-house sales/marketing personnel in the United States. In addition to sales through sales representatives and in-house sales personnel, sales are also generated through our website at *http://www.tcdn.com* and through catalogues, brochures and trade shows.

The independent manufacturer sales representatives, primarily marketing electronic and similar high-technology products, are retained under exclusive sales representative agreements for specific territories and are paid on a commission basis. Unless otherwise approved by Techdyne, the sales representatives cannot represent any other person engaged in the business of manufacturing services similar to those of the company, nor represent any person who may be in competition with us. The agreements further prohibit the sales representative from disclosing trade secrets or calling on our customers for a period of six months to one year from termination of their agreement.

Substantially all of our sales and reorders are affected through competitive bidding. Most sales are accomplished through purchase orders with specific quantity, price and delivery terms. Some productions, such as our supplier partnerships, are accomplished under open purchase orders with components released against customer request.

Backlog

At December 31, 2002 and 2001, our backlog of orders amounted to approximately $4,786,000 and $8,314,000, respectively. The decrease in backlog reflects customers' demands for shorter lead-times and less order coverage. Based on past experience and relationships with our customers and knowledge of our manufacturing capabilities, we believe that most of our backlog orders are firm and should be filled within six months. Most of the purchase orders within which the company performs do not provide for cancellation. Over the last several years cancellations have been minimal and management does not believe that any significant amount of the backlog orders will be cancelled. However, based upon relationships with our customers, we occasionally allow cancellations and frequently the rescheduling of deliveries. The variations in the size and delivery schedules of purchase orders received by the company may result in substantial fluctuations in backlog from period to period. Since orders and commitments may be rescheduled or cancelled, and customers' lead times may vary, backlog does not necessarily reflect the timing or amount of future sales.

Patents and Trademarks

We do not have nor do we rely on patents or trademarks to establish or protect our market position. Rather, we depend on design, engineering and manufacturing, cost containment, quality, and marketing skills to establish or maintain market position.

Competition

Techdyne is a part of highly competitive electronic manufacturing services industry. We face competition from divisions of large electronics and high-technology firms, as well as numerous smaller specialized companies. Certain competitors have broader geographic coverage and competitive price advantage based on their less expensive offshore operations, particularly in the Far East. Many of our competitors are larger and more geographically diverse and have greater financial, manufacturing and marketing resources than we have. Our main competitors in the PCB area include Vickers Electronics Systems, Diversified Systems, Inc., Epic Technologies, Inc, and others. We have numerous competitors in the cable and harness assembly market, including Volex Interconnect Systems, Inc., Foxconn, ACT Manufacturing, Inc. (in bankruptcy) and Escod Industries (parent company in bankruptcy).

We believe that we are favorably positioned with regard to primary competitive factors — price, quality of production, manufacturing capability, prompt customer service, timely delivery, engineering expertise, and technical support. We also believe that our affiliation with Simclar enhances our competitive position internationally. However, recent consolidation trends in the electronic manufacturing services industry are resulting in changes in the competitive landscape. Increased competition could result in lower priced components and lower profit margins, or loss of customers, which could have a material adverse effect on our business, financial condition and result of operations. Compared to manufacturers who have greater direct buying power with component suppliers or who have lower cost structure, we may be operating at a cost disadvantage.

Due to the number and variety of competitors, reliable data reflective to our competitive position in the electronic components and assembly industry is difficult to develop and is not known.

Governmental Regulation

Our operations are subject to certain federal, state and local regulatory requirements relating to environmental waste management and health and safety matters. We believe that we comply with applicable regulations pertaining to health, safety and the use, storage and disposal of materials that are considered hazardous waste under applicable law. To date our costs for compliance and governmental permits and authorizations have not been material. However, additional or modified requirements that may require substantial additional expenditures may be imposed in the future.

Employees

We presently have 284 employees located in our four USA facilities. Twenty-nine of our employees are employed as part time or temporary help. Of our employees, approximately 228 are engaged in manufacturing, quality assurance, related operations and support activities, 25 are in material handling and procurement, 11 are in sales and marketing, 7 are in engineering, and 13 are in administrative, accounting and support activities.

We have no unions and we believe that our relationship with our employees is good.

Recent Developments

On June 27, 2001, our shareholders approved an agreement under which Simclar International, a private United Kingdom company acquired 4,674,620 shares of our common stock (71.3% of our shares) from our former parent, Medicore, Inc. Simclar International immediately transferred its controlling interest in our company to its parent, Simclar Group Limited, also a private United Kingdom company owned by Samuel Russell and his wife, Christina Margaret Janet Russell, each a director of Simclar International and our company. Mr. Russell is also Chief Executive Officer of our company.

Simclar acquired the controlling interest in our company from Medicore, Inc. for $10,000,000 plus earn-out payments of 3% of our net sales for the next three years, with a minimum aggregate earn-out of $2,500,000 and a maximum aggregate earn-out of $5,000,000. It was also agreed that Simclar use its best efforts to refinance our long-term debt, which Simclar did, enabling us to repay our outstanding indebtedness of approximately $193,000 to Medicore on October 29, 2001. Simclar and Medicore made a variety of customary representations and covenants, one noteworthy one being Simclar's covenant not to finance the purchase of control with any pre-arranged sale of our assets, provided Simclar would be permitted to close or dispose of our facilities or assets for valid corporate purposes. Simclar also agreed to register the shares of common stock underlying certain options held by management (see "*Risk Factors*").

In April 2001, as a result of continuing operating losses, we determined to discontinue our manufacturing operations in Scotland through our subsidiary, Techdyne (Europe) Limited. We incurred a cost of approximately $225,000 for closing our Scottish manufacturing operations, primarily from post-employment benefits to terminated employees. In May 2001, Techdyne (Europe) entered into a management agreement with Simclar, under which Simclar manufactures products for that subsidiary, and assists it in management coordination. Simclar receives a service charge for the cost of such services based on the actual costs incurred by Simclar. To date, we have paid Simclar $1,508,000 under that management agreement.

With the cessation of the manufacturing operations, the company made the land, building and equipment available for sale during the third quarter of 2001. On February 28, 2002, the company agreed to transfer to Simclar at net book value the operating assets of Techdyne (Europe) except for the land and building. Included in property and equipment at December 31, 2002, is the Scottish land and building, which are considered assets held for sale, at an estimated fair value of $653,000 based upon market information obtained from an unrelated third party.

Upon Simclar's acquisition of control of our company, management also changed. Of the original executive officers, only Barry Pardon, President and a director, continues in his original position. Joseph Verga, formerly Senior Vice President and director, no longer holds those positions, but he continues as a member of our management. Thomas K. Langbein, Chairman of the Board and Chief Executive Officer of our company and of our former parent, Medicore, of which he is also President, and directors Peter D. Fischbein, Anthony C. D'Amore and Edward Diamond resigned upon completion of the sale of control. Messrs. Fischbein and D'Amore are directors of Medicore. Lytton Crossley resigned as a director of the company during 2002. Additions to our management upon the change in control are: (1) Samuel Russell, chairman of Simclar and 90% owner of Simclar, who is Chairman of the Board and Chief Executive Officer of our company; (2) Christina Margaret Janet Russell, the wife of Samuel Russell and a Director of Simclar and 10% owner of Simclar, who is a director of our company, and (3) three new directors, Thomas Foggo, senior partner of Skene Edwards, W.S., legal counsel to Simclar, John Ian Durie, Finance Director of Simclar and formerly a partner of Deloitte & Touche, and Kenneth Greenhalgh, a management consultant to Simclar. Our by-laws were amended to increase the board of directors to nine members effective upon completion of the sale of control. James A. Clark, President of Scherer Industrial Group, was appointed a director of the company in September 2002. There remain two vacancies on the board.

Risk Factors

This Report contains forward-looking statements that involve risks and uncertainties. The company's actual results may differ significantly from the prospects discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those listed below.

The loss of a major customer would adversely affect us

A substantial percentage, approximately 58% of our sales for the year ended December 31, 2002, has been to five customers, the loss of any of which would adversely affect us. A substantial portion of our sales (36%) is with one major customer, Illinois Tool Works (formerly PMI Foods Equipment Group) ("ITW"). There are no long-term contracts with any customer. Substantially all of our sales and reorders are subject to competitive bids. Sales are dependent on the success of our customers, some of which operate in businesses associated with rapid technological change, vigorous competition, short product life cycles, and pricing and margin pressures. Additionally, certain of the industries served by us are subject to economic cycles and have in the past experienced, and are likely in the future to experience, recessionary periods. Developments adverse to our major customers or their products could have an adverse effect on us. A variety of conditions, both specific to each individual customer and generally affecting each customer's industry, may cause customers to cancel, reduce or delay purchase orders and commitments without penalty, except for payment for services rendered, materials purchased and, in certain circumstances, charges associated with such cancellation, reduction or delay.

In addition, we generate large accounts receivable in connection with our providing of electronic contract manufacturing. If one or more of our customers experiences financial difficulty and is unable to pay for the services provided by us, our operating results and financial condition would be adversely affected. Recent examples are two customers who sought reorganization under Chapter 11 of the Bankruptcy Act since August 2001. Both customers owed us a total of $160,000 at the time of their filings, which may be uncollectible. We expect to continue to depend on sales to a limited number of major customers.

Secured loans — existence of liens on all of our assets

All of our assets, except for Techdyne (Europe), have been pledged as collateral for two bank loans. On October 24, 2001, we refinanced our existing bank loans of $10,400,000, of which approximately $7,256,000 was outstanding at the time of refinancing, with a one-year $3,000,000 line of credit and a $7,000,000 seven-year term loan. The refinancing was completed with the Bank of Scotland. The refinancing was at an interest rate at the LIBOR rate plus 1.5% for a one, three or six month period, at our option. We recently extended the term of the line of credit until July 19, 2003 on the same terms as the original loan, and elected an initial 30- day interest period at an interest rate of 2.93%. The term loan specifies quarterly payments of $250,000 due on the twenty-fourth day of January, April, July and October of each year plus interest. We and our subsidiary, Lytton, guaranteed the new financing.

Our credit facilities impose operational and financial restrictions on us

Our credit facilities with the Bank of Scotland, which include a Facility Letter, a Working Capital Facility Letter, a Security Agreement, a Pledge Agreement, and a Guaranty, in addition to subjecting all our assets as security for the bank financing, include substantial covenants that impose significant restrictions on us, including, among others, requirements that:

- the facilities take priority over all our other obligations;
- we must maintain sufficient and appropriate insurance for our business and assets;
- we must maintain all necessary licenses and authorizations for the conduct of our business;
- we indemnify the bank against all costs and expenses incurred by it which arise as a result of any actual or threatened (i) breach of environmental laws; (ii) release or exposure to a dangerous substance at or from our premises; or (iii) claim for an alleged breach of environmental law or remedial action or liability under such environmental law which could have an adverse material effect;
- if environmental harm has occurred to our property securing the credit facility, we have to ensure we were not responsible for the harm, and we have to be aware of the person responsible and its financial condition; and
- a variety of pension and benefit plans and ERISA issues, including, among others, requiring us to notify the bank of (i) material adverse changes in the financial condition of any such plan; (ii) increase in benefits; (iii) establishment of any new plan; (iv) grounds for termination of any plan; and (v) our affiliation with or acquisition of any new ERISA affiliate that

has an obligation to contribute to a plan that has an accumulated funding deficiency.

In addition, our credit facilities require us to maintain:

- consolidated adjusted net worth greater than $10,000,000 for the period January 2003 through June 2003; $10,500,000 for the period July 2003 to September 2003 and $11,000,000 thereafter;
- a ratio of consolidated assets to consolidated net borrowing not less than 1.75 to 1;
- a ratio of consolidated trade receivables to consolidated net borrowing of not less than .75 to 1; and
- a ratio of consolidated net income before interest, income taxes and management fees to total consolidated interest costs of not less than 2 to 1.

Finally, without the prior written consent of the Bank of Scotland, our credit facilities prohibit us from:

- granting or permitting a security agreement against our consolidated assets except for permitted security agreements;
- declaring or paying any dividends or making any other payments on our capital stock;
- consolidating or merging with any other entity or acquiring or purchasing any equity interest in any other entity, or assuming any obligations of any other entity, except for notes and receivables acquired in the ordinary course of business;
- incurring, assuming, guaranteeing, or remaining liable with respect to any indebtedness, except for certain existing indebtedness disclosed in our financial statements;
- undertaking any capital expenditures in excess of $1,000,000 in any one fiscal year;
- effecting any changes in ownership of our company or Lytton, our 100%-owned subsidiary;
- making any material change in any of our business objectives, purposes, operation or taxes; and
- incurring any material adverse event in business conditions as defined by the bank.

Our ability to comply with these provisions may be affected by changes in our business condition or results of our operations, or other events beyond our control. The breach of any of these covenants would result in a default under our debt. At December 31, 2002, we were in violation of the covenant requiring a ratio of consolidated trade receivables to consolidated net borrowings of .75 to 1. Although the Bank of Scotland has waived this default, there can be no assurance that defaults in these or other covenants will not occur in the future, nor can there be any assurance that our lender will waive future covenants violations. A default in the covenants would permit our lender to accelerate the maturity of our credit facilities and to sell the assets securing them, which would cause the company to cease operations and seek bankruptcy protection.

Our indebtedness requires us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which could reduce amounts for working capital and other general corporate purposes. The restrictions in our credit facility could also limit our flexibility in reacting to changes in our business and increases our vulnerability to general adverse economic and industry conditions.

We operate in a highly competitive industry and our business may be harmed by competitive pressures

Manufacture and assembly of electro-mechanical and electronic components is a highly competitive industry characterized by a diversity and sophistication of products and components. We compete with major electronics firms that have substantially greater financial and technical resources and personnel than we do. We also face competition from many smaller, more specialized companies. We believe the primary competitive factors are pricing, quality of production, prompt customer service, timely delivery, engineering expertise, and technical assistance to customers. Among this mix of competitive standards, we believe we are competitive with respect to delivery time, quality, price and customer service. Price sensitivity becomes a paramount competitive issue in recessionary periods, as we are now experiencing, and we may be at a competitive disadvantage with manufacturers with a lower cost structure, particularly off-shore manufacturers with lower labor and related production costs. To compete effectively, we must also provide technologically advanced manufacturing services, and respond flexibly and rapidly to customers' design and schedule changes. Our inability to do so could have adverse effects on us. Customers in our industry are price-sensitive and, particularly in the recent economic downturn, there is substantial pressure from customers to reduce our prices. Our ability to remain competitive depends on our ability to meet these customer and competitive price pressures while protecting our profit margins. We have been engaged in and will have to continue cost reductions in overhead, manufacturing processes, and equipment retooling, while maintaining product flow, inventory control, and just-in-time shipping to our customers. If we are unable to accomplish these factors, we will not be competitive, and our business and operating results will be adversely impacted.

Our revenues are contingent on the health of the industries we serve

We rely on the continued growth and financial stability of our customers who operate in the following industry segments:

- food preparation equipment;
- data processing;
- telecommunications;
- instrumentation; and
- military and government.

These industry segments, to a varying extent, are subject to dynamic changes in technology, competition, short product life cycles, and economic recessionary periods. When our customers are adversely affected by these factors, we may be similarly affected.

Manufacture of electronic and electro-mechanical products, particularly designed for OEMs and manufactured to custom specifications, is cyclical, and demand for our products may decline

Our business depends substantially on both the volume of electronic and electro-mechanical production by OEMs in the data processing, telecommunications, instrumentation and food preparation industries, and new specifications and designs for these OEMs. These industries have been cyclical over the years, and have experienced oversupply as well as significantly reduced demand, as we are currently experiencing. Declining demand for our products and services may continue into the immediate future. The result of the economic downturn has resulted in lower capacity utilization of our manufacturing operations and a shift in product mix toward lower margin assemblies. OEMs may not increase production or may shift to new customer specifications and designs, in which case demand for our products and services may continue to slow. These changes in economic conditions and demand have resulted and may continue to result in customer rescheduling of orders and shipments, which affects our results of operations. Any continuation in the downturn in OEM products is anticipated to have an adverse effect on our business, financial condition, and operating results. Moreover, our need to invest in engineering, marketing, and customer services and support capabilities will limit our ability to reduce expenses, as we have been attempting to do, in response to such downturns.

We do not have long-term contracts with customers, and cancellations, reductions or delays in orders affect our profitability

We do not typically obtain firm long-term contracts from our customers. Instead, we work closely with our customers to develop forecasts for upcoming orders, which are not binding, in order to properly schedule inventory and manufacturing. Our customers may alter or cancel their orders or demand delays in production for a number of reasons beyond our control, which may include:

- market demand for products;
- change in inventory control and procedures;
- acquisitions of or consolidations among competing customers;
- electronic design and technological advancements; and
- recessionary economic environment.

Any one of these factors may significantly change the total volume of sales and affect our operating results, as has been the case with the recessionary environment and reduced demand for our customers' products and in turn, our products and services. In addition, since much of our costs and operating expenses are relatively fixed, a reduction in customer demand would adversely affect our gross margins and operating income. Although we are always seeking new business and customers, we cannot be assured that we will be able to replace deferred, reduced or cancelled orders.

Shortages of components specified by our customers would delay shipments and adversely affect our profitability

Substantially all of our sales are derived from electro-mechanical and subcontract electronic manufacturing in which we purchase components specified by our customers. In 2000, supply shortages curtailed production of certain assemblies using a particular component. Industry-wide shortages of electronic components, particularly components for PCB assemblies, have occurred. We did not experience any substantial supply shortages in 2001 or 2002. Should our industry experience a rapid recovery shortages of components mostly likely will occur, and we may be forced to delay shipments, which could have an adverse effect on our profit margins and customer relations. Because of the continued increase in demand for surface mount components, we anticipate component shortages and longer lead times for certain components to occur from time to time. Also, we typically bear the risk of component price increases that occur, which accordingly could adversely affect our gross profit margins. At times, we are forced to purchase components beyond customer demand on items which are in short supply. To the extent there is less customer demand or cancellations, we will have increased obsolescence. Due to the current difficult economic environment, there may be cut-backs and/or shut-downs of semi-conductor foundries, which could reinitiate component shortages.

Technological developments, satisfying customer designs and production requirements, quality and process controls are factors impacting our operations

Our existing and future operations are and will be influenced by several factors, including technological developments, our ability to efficiently meet the design and production requirements of our customers, our ability to control costs, our ability to evaluate new orders to target satisfactory profit margins, and our capacity to develop and manage the introduction of new products. We also may not be able to adequately identify new product trends or opportunities, or respond effectively to new technological changes. Quality control is also essential to our operations, since customers demand strict compliance with design and product specifications. Any deviation from our quality and process controls would adversely affect our relationship with customers, and ultimately our revenues and profitability.

Our operating results are subject to annual and quarterly fluctuation which could negatively impact our stock prices

There are a number of factors, beyond our control, that may affect our annual and quarterly results. These factors include:

- the volume and timing of customer orders;
- changes in labor and operating prices;
- fluctuations in material cost and availability;
- changes in domestic and international economies;
- timing of our expenditures in anticipation of future orders;
- increase in price competition, and competitive pressures on delivery time and product reliability;
- changes in demand for customer products;
- the efficiency and effectiveness of our automated manufacturing processes;
- market acceptance of new products introduced by our customers; and
- uneven seasonal demands by our customers.

Any one or combination of these factors can cause an adverse effect on our future annual and quarterly financial results. Fluctuations in our operating results could materially and adversely affect the market price of our common stock, which has been declining over the last several years.

Environmental laws may expose us to financial liability and restrictions on operations

We are subject to a variety of federal, state and local laws and regulations relating to environmental, waste management, and health and safety concerns, including the handling, storage, discharge and disposal of hazardous materials used in or derived from our manufacturing processes. Proper waste disposal is a major consideration for printed circuit board manufacturers, which is a substantial part of our business, since metals and chemicals are used in our manufacturing process. Environmental controls are also essential in our other areas of electronic assembly. If we fail to comply with such environmental laws and regulations, then we could incur liabilities and fines and our operations could be suspended. This could also trigger indemnification of our lender under our credit facilities, as well as being deemed a default under such credit facilities. See "Our credit facilities impose operational and financial restrictions on us" above. Such laws and regulations could also restrict our ability to modify or expand our facilities, could require us to acquire costly equipment, or could impose other significant capital expenditures. In addition, our operations may give rise to claims of property contamination or human exposure to hazardous chemicals or conditions. Although we have not incurred any environmental problems in our operations, there can be no assurance that violations of environmental laws will not occur in the future due to failure to obtain permits, human error, equipment failure, or other causes. Furthermore, environmental laws may become more stringent and impose greater compliance costs and increase risks and penalties for violations.

Simclar controls over 72% of our common stock and the affairs of our company

Simclar acquired 71.3% of our common stock in June 2001, and controls the affairs of our company. In September 2001 Simclar announced its intention to acquire an additional 200,000 shares of our common stock. To date, Simclar has purchased 70,500 shares of our common stock in the open market, giving Simclar a 72.4% ownership of our company. Our common stock does not provide for cumulative voting, and therefore, the remaining shareholders other than Simclar will be unable to elect any directors or have any significant impact in controlling the business or affairs of the company. The concentration of ownership with Simclar may also have the effect of delaying, deterring or preventing a change in control of our company, and would make transactions relating to our operations more difficult or impossible without the support of Simclar.

The price of our shares is volatile

The market price of our common stock has substantially fluctuated in the past, which resulted in its delisting from the Nasdaq National Market in 1992. In 1995, we completed a public offering of our common stock, which then was listed with the Nasdaq SmallCap Market and Boston Stock Exchange. On November 6, 1996, the common stock was relisted for trading on the Nasdaq National Market and delisted from the Boston Stock Exchange. On February 18, 2000, our common stock transferred to the Nasdaq SmallCap Market, since the market value of the public float was not equal to or greater than the minimum required for listing. The market price of our common stock has been as high as $8.13 in the first quarter of 1997 to as low as $.52 in the fourth quarter of 2002. Our common stock has limited trading volume, and it closed at $1.11 on March 25, 2003.

There are a variety of factors which contribute to the volatility of our common stock. These factors include domestic and international economic conditions, stock market volatility, our reported financial results, fluctuations in annual and quarterly operating results, and general conditions in the contract manufacturing and technology sectors. Announcements concerning our company and competitors, our operating results, and any significant amount of shares eligible for future sale may also have an impact on the market price of our common stock. As a result of these factors, the volatility of our common stock prices may continue in the future.

Substantial market overhang from outstanding options and shares held by the certain shareholders and our parent may adversely affect the market price of our common stock

Certain persons, including officers of our company, own options to purchase shares of our common stock that are exercisable at a price of $2.00 per share for an aggregate of 60,000 shares. Our parent, Simclar, owns 4,745,120 shares of our common stock, or 72.4% of our outstanding shares. Under the agreement in which it purchased the controlling interest in our company, Simclar agreed to acquire the shares as "restricted securities" under the Securities Act of 1933 (the "Securities Act"), and not with a view to their distribution. However, restricted shares may be sold under Rule 144 of the Securities Act one year from their acquisition or June 26, 2002, and Simclar, at any time, could register as many of its 4,745,120 shares of common stock as it desires, which could be well in excess of any limited amounts it could sell under Rule 144 without registration. Rule 144 entitles each person having owned restricted securities for a period of one year, to sell without registering the securities, every three months, an amount of shares which does not exceed the greater of 1% of the outstanding common stock or, since the common stock is trading on Nasdaq, the average weekly volume of trading as reported by Nasdaq during the four calendar weeks prior to the sale. Accordingly, the sale of the 401,867 shares by officers and directors of our company and our former parent, Medicore, and the potential sale of shares by Simclar, whether under Rule 144 or through a registration statement, may have an adverse affect on the market price of our common stock, and may hamper our ability to manage subsequent equity or debt financing, or otherwise affect the terms and timing of such financing. Simclar has indicated to the company that it does not presently have any intentions to sell any of its shares of the company.

We have not declared dividends, and our credit facilities prohibit us from paying dividends

Under Florida corporate law, holders of our common stock are entitled to receive dividends from legally available funds, when and if declared by our board of directors. We have not paid any cash dividends, and our board of directors does not intend to declare dividends in the foreseeable future. Our future earnings, if any, will be used to finance our capital requirements, repay bank borrowings and fund our operations. Our credit facilities prohibit us from paying any dividends or making any other payments on our capital stock without the written consent of the lender. There can be no assurance that the lender will provide such consent.

Possible delisting of our stock

Our common stock trades on the Nasdaq SmallCap Market. There are certain criteria for continued listing on the Nasdaq SmallCap Market, known as maintenance listing requirements. Failure to satisfy any one of these maintenance listing requirements could result in our securities being delisted from the Nasdaq SmallCap Market. These criteria include two active market makers, maintenance of $2,500,000 of stockholders' equity (or alternatively, $35,000,000 in market capitalization or $500,000 in net income from operations in the latest fiscal year or 2 of the last 3 fiscal years), a minimum bid price for our common stock of $1.00, and at least 500,000 publicly held shares with a market value of at least $1,000,000, among others. Usually, if a deficiency occurs for a period of 30 consecutive business days (10 consecutive business days for failure to satisfy the minimum market capitalization requirement), the particular company is notified by Nasdaq and has 90 days (30 days in the case of market capitalization) to achieve compliance. Nasdaq has proposed adjustments to its SmallCap Market bid price grace period from 90 days to 180 days. Following this grace period, issuers that demonstrated compliance with the core initial listing standards of the SmallCap Market, which is either net income of $750,000 (determined from the most recently completed fiscal year or two of the most recently completed fiscal year), stockholder; equity of $5,000,000, or market capitalization of $50,000,000, will be afforded an additional 180 day grace period within which to regain compliance. If the company is unable to demonstrate compliance, the security is subject to delisting. The security might be able to trade on the Nasdaq Over-The-Counter Bulletin Board, a less transparent trading market which may not provide the same visibility for the company or liquidity for its securities, as does the Nasdaq SmallCap Market. As a consequence, an investor may find it more difficult to dispose of or obtain prompt quotations as to the price of our securities, and may be exposed to a risk of decline in the market price of our common stock.

The Nasdaq SmallCap Market requires that the Company maintain a minimum market value of public float of $1,000,000 for continued listing on the Nasdaq SmallCap Market. The publicly trading shares, exclusive of any affiliate ownership, which is the float for our common stock, is approximately 1,615,000 shares, and as the closing price of our shares on March 25, 2003 was $1.11, we satisfy that maintenance requirement.

However, our common stock has traded as low as $.52 in the fourth quarter of 2002, and has limited trading volume. There is the risk of being delisted from the Nasdaq SmallCap Market should our common stock fail to maintain a minimum bid price of $1.00 per share for 30 consecutive days. Such occurrence would generate a notice from Nasdaq that we have a 90-day period to reflect that our common stock traded at $1.00 or more for at least 10 consecutive trading days. Continued satisfaction of certain of the Nasdaq SmallCap listing maintenance requirements is beyond our control. There is no assurance that the company will continue to satisfy the minimum listing maintenance criteria, which, without a timely cure, could cause our securities to be delisted from the Nasdaq SmallCap Market.

Item 2. Properties

The following chart summarizes the properties leased by the company.

Space	Property	Term
16,000 sq. ft. (exec. offs., mfg.)	2230 W 77th St. Hialeah, FL(1)	10 yrs. to August 31, 2010
12,000 sq. ft. (mfg/warehouse)	2200 W 77th St. Hialeah, FL(1)	10 yrs. to August 31, 2010
5,500 sq. ft. (mfg. & offs.)	171 Commonwealth Ave Attleboro, MA	3 yrs. to March 31, 2005
18,225 sq. ft. (mfg., offs. & warehouse) TX(2)	800 Paloma Dr. Round Rock (Austin),	1 yrs. to May 31, 2003
77,800 sq. ft. (mfg., offs. & warehouse)	1784 Stanley Ave. Dayton, Ohio(3)	5 yrs. to July 31, 2007

(1) The landlord is our former parent, Medicore. The lease is as favorable as may be obtained from unaffiliated third parties.

(2) 3,000 square feet of this location is sub-leased to Team Source.

(3) The landlord is the former President and Director of Lytton and a former Director of the company. See Item 13, "Certain Relationships and Related Transactions." The company has a right of first refusal and an option to purchase these premises. This lease is guaranteed by Techdyne.

Techdyne (Europe) owns an approximately 31,000 square foot facility in Livingston, Scotland, which is listed as assets for sale. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The company maintains state-of-the-art manufacturing, quality control, testing and packaging equipment at all of its facilities in Florida, Ohio, Massachusetts, and Texas.

We believe that our equipment and facilities are adequate for our current operations.

We are subject to a variety of environmental regulations relating to our manufacturing processes and facilities. See "Government Regulation" and "Risk Factors" under Item 1, "Business."

Item 3. Legal Proceedings

The company is a party in a pending proceeding entitled Lemelson Medical Education & Research Foundation, Limited Partnership v. Esco Electronics Corporation, et al., initiated in August 2000, pending in the United States District Court for the District of Arizona. Lemelson brought a suit against 91 named defendants, including our company, for infringement of a variety of patents owned by Lemelson, primarily relating to Lemelson's machine vision and bar code scanning patents. Each of the defendants is involved, as is the company, in the manufacture of electronic or semiconductor products. Lemelson simultaneously filed similar lawsuits in the same court against approximately another 350 defendants in different categories of electronic manufacturing. The matter has been referred to patent counsel, who filed jointly with the majority of the other named defendants, a motion to stay any further proceedings pending the resolution of a motion for summary judgment addressing the issue of the equitable defense of "prosecution laches" in an unrelated action entitled Lemelson v. Symbol Technologies, Inc. The equitable defense of prosecution laches is based on the assertion that Lemelson filed initial patent applications with USPTO in the 1950s and continued the patent prosecution through the 1990s continually amending his applications to include products and methods that have become prevalent in the market. In February 2002, the Federal Court of Appeals in the Symbol Technologies case found that prosecution laches is a viable defense to patent infringement claims. This determination is very favorable and could minimize or totally negate Lemelson's claim.

We assemble custom products to the specifications of our customers, and we rely on our customers' patents, designs, know-how and other intellectual property. At this stage in the litigation, we are evaluating the Lemelson litigation and our potential exposure, but are unable to project the merits of Lemelson's claims, whether the litigation might result in material damages, or whether, if necessary, we could obtain a license from Lemelson. Should we be required to obtain such a license from Lemelson, there can be no assurance that a license could be obtained on acceptable terms. Any litigation of this type may result in substantial costs and diversion of our resources.

The company is also a defendant in an action brought in January 2003 by Nexans, Inc., claiming damages of approximately $123,000, plus reasonable attorneys' fees, as a result of a claimed breach by the company of an agreement to purchase cable from Nexans. The dispute arises out of the cancellation by the company of certain purchase orders for cable. The company has filed an answer to the complaint disputing Nexans' claims, and asserting what it believes to be valid defenses. At this early stage of the litigation, the company is unable to predict whether and in what amount the litigation will result in any liability to Nexans.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted during the fourth quarter of our fiscal year toa vote of security holders through the solicitation of proxies or otherwise.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The table below reflects the high and low closing sales prices for our common stock, which trades under the symbol "TCDN" as reported by the Nasdaq SmallCap Market. The prices shown represent quotations between dealers, without adjustment for retail markups, markdowns or commissions and may not represent actual transactions.

2001	High	Low
1st Quarter	$1.50	$0.88
2nd Quarter	$1.50	$0.81
3rd Quarter	$1.34	$0.77
4th Quarter	$1.10	$0.81

2002	High	Low
1st Quarter	$1.15	$ .95
2nd Quarter	$1.40	$1.00
3rd Quarter	$1.77	$ .76
4th Quarter	$1.50	$ .52

At March 25, 2003, the closing sales price of our common stock was $1.11.

At March 25, 2003, we had 69 shareholders of record and, based upon data obtained from our transfer agent, we have approximately 552 beneficial owners of our common stock.

We have not paid, nor do we have any present plans to pay cash dividends on our common stock in the immediate future. In addition, our credit facilities with the Bank of Scotland prohibit us from declaring or paying dividends on our common stock without the Bank of Scotland's written consent. See Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations — Liquidity and Capital Resources."

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(In thousands except per share amounts)

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Revenues	$33,720	$37,042	$52,767	$48,383	$44,927
Net income (loss)	1,390	(2,806)	565	303	798
Earnings (loss) per share:					
Basic	$ .21	$ (.43)	$ .09	$ .05	$ .15
Diluted	$ .21	$ (.43)	$ .09	$ .05	$ .13

Consolidated Balance Sheet Data
(in thousands)

	December 31,				
	2002	2001	2000	1999	1998
Working capital	$10,018	$ 8,859	$12,443	$10,986	$ 9,321
Total assets	22,168	21,209	27,876	26,796	23,818
Long-term debt (1)	5,315	6,371	8,582	7,962	7,581
Total liabilities	11,797	12,230	16,295	15,631	14,357
Stockholders' equity	10,371	8,979	11,581	11,165	9,461

(1) Includes advances from Medicore for years prior to 2000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Our operations have continued to depend upon a relatively small number of customers for a significant percentage of our net revenue. Significant reductions in sales to any of our large customers would have a material adverse effect on our results of operations. The level and timing of orders placed by a customer vary due to the customer's attempts to balance its inventory, design modifications, changes in a customer's manufacturing strategy, acquisitions of or consolidations among customers, and variation in demand for a customer's products due to, among other things, product life cycles, competitive conditions and general economic conditions. Termination of manufacturing relationships or changes, reductions or delays in orders could have an adverse effect on our results of operations and financial condition, as has occurred in the past. Our results also depend to a substantial extent on the success of our OEM customers in marketing their products. We continue to seek to diversify our customer base to reduce our reliance on our few major customers. See "Business Strategy" and "Customers" under Item 1, "Business."

The industry segments we serve, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Discontinuance or modification of products containing components manufactured by the company could adversely affect our results of operations. The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A prolonged worldwide recession in the electronics industry, as we have experienced throughout 2001 and 2002, could have a material adverse effect on our business, financial condition and results of operations. Our 2002 operating results were adversely impacted by the severe instabilities experienced during the last 18 months in the telecommunication industry as well as a general downturn in the U.S. economy over the preceding year. We typically do not obtain long-term volume purchase contracts from our customers, but rather we work with our customers to anticipate future volumes of orders. Based upon such anticipated future orders, we will make commitments regarding the level of business we want and can accomplish the timing of production schedules and the levels of and utilization of facilities and personnel. Occasionally, we purchase raw materials without a customer order or commitment. Customers may cancel, delay or reduce orders, usually without penalty, for a variety of reasons, whether relating to the customer or the industry in general, which orders are already made or anticipated. Any significant cancellations, reductions or order delays could adversely affect our results of operations.

We use Electronic Data Interchange (EDI) with both our customers and our suppliers in our efforts to continuously develop accurate forecasts of customer volume requirements, as well as sharing our future requirements with our suppliers. We depend on the timely availability of many components. Component shortages could result in manufacturing and shipping delays or increased component prices, which could have a material adverse effect on our results of operations. It is important for us to efficiently manage inventory, proper timing of expenditures and allocations of physical and personnel resources in anticipation of future sales, the evaluation of economic conditions in the electronics industry and the mix of products, whether PCBs, wire harnesses, cables, or turnkey products, for manufacture. See "Electronic Manufacturing Industry" and "Supplies and Materials Management" under Item 1, "Business" and "Results of Operations" below.

We must continuously develop improved manufacturing procedures to accommodate our customers' needs for increasingly complex products. To continue to grow and be a successful competitor, we must be able to maintain and enhance our technological capabilities, develop and market manufacturing services which meet changing customer needs and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. Although we believe that our operations utilize the assembly and testing technologies and equipment currently required by our customers, there can be no assurance that our process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render our technology, equipment or processes obsolete or noncompetitive. In addition, to the extent that we determine that new assembly and testing technologies and equipment are required to remain competitive, the acquisition and implementation of such technologies and equipment are likely to require significant capital investment.

During periods of recession in the electronics industry, as we have experienced in 2001 and 2002, our competitive advantages in the areas of quick-turnaround manufacturing and responsive customer service may be of reduced importance to electronic OEMs, who may become more price sensitive.

Our results of operations are also affected by other factors, including price competition, the level and timing of customer orders, fluctuations in material costs (due to availability), the overhead efficiencies achieved by management in managing the costs of our operations, our experience in manufacturing a particular product, the timing of expenditures in anticipation of increased orders, selling, and general and administrative expenses. Accordingly, gross margins and operating income margins have generally improved during periods of high volume and high capacity utilization. We generally have idle capacity and reduced operating margins during periods of lower-volume production.

Results of Operations

The following is a discussion of the key factors that have affected our business over the last three years. This discussion should be read in conjunction with our consolidated financial statements and the related footnotes included herein.

2002 Compared to 2001

Consolidated revenues decreased approximately $3,287,000 (9%) for the year ended December 31, 2002, compared to the preceding year. There was a decrease in domestic sales of $1,081,000 (3%), and a decrease in European sales of $2,053,000 (90%) compared to the preceding year. The European sales decline in 2002 compared to 2001 was due to the cessation of operations in Europe on February 28, 2002, (see Note 13 to our consolidated financial statements). The domestic sales decline was primarily because of a continuation of the 2001 decrease in our shipments to our customers in the telecommunications industry during the first half of 2002. Domestic sales increased by approximately $3,911,000 (27%) during the second half of 2002, compared to the second half of 2001. Interest and other income decreased by approximately $187,000 compared to the preceding year. This decrease reflects the recognition of a $161,000 deferred gain on sale of a buildings to Medicore in 2001 and reduction of approximately $22,000 in interest income from stock option notes receivable (see Note 4 to our consolidated financial statements).

Approximately 58% of our consolidated sales for 2002 were made to five customers. Illinois Tool Works ("ITW") (36%) is the only customer that accounts for more than 10% of our total sales. The loss of or substantial reduction of sales to any major customer would have an adverse effect on our operations if such sales were not replaced. See Item 1, "Business-Customers."

Cost of goods sold as a percentage of sales amounted to 86% for the year ended December 31, 2002, and 94% for the preceding year. We experienced favorable operating cost reductions of approximately $2,601,000 as a result of closing the Techdyne (Europe) manufacturing facility in May 2001 as compared to our 2001 operating costs. The reorganization of three manufacturing facilities during the second half of 2001 provided reduced operating costs of approximately $1,126,000 for the year ended December 31, 2002. Lower component costs during the second half of 2002 added additional savings to the improvement of our operating results for 2002 as compared to 2001.

Selling, general and administrative expenses, although decreasing by approximately $1,043,000 (7%) for the year ended December 31, 2002, compared to the preceding year, amounted to approximately 9% of sales for 2002 and 11% of sales for 2001. The decrease in 2002 was due primarily to the reduction in the costs of support personnel and marketing personnel implemented during the third and fourth quarters of 2001, and to the closing of the Techdyne (Europe) manufacturing facilities in May 2001. The company recorded a one time charge of $304,000 in 2001 related to the forgiveness of stock option notes and related accrued interest (see Item 1, Recent Developments) as well as bonuses for certain officers and directors, all as a result of the sale of the company to Simclar in June 2001.

Interest expense decreased approximately $302,000 for the year ended December 31, 2002, compared to the preceding year reflecting the decreased borrowings due to the company's profitable operations and to the reductions in inventories, along with declining interest rates during the year. The LIBOR three month interest rate was 1.35% and 1.88% at December 31, 2002 and 2001, respectively.

2001 Compared to 2000

Consolidated revenues decreased approximately $15,724,000 (30%) for the year ended December 31, 2001, compared to the preceding year. There was a decrease in domestic sales of $13,303,000 (28%), and a decrease in European sales of $2,584,000 (53%) compared to the preceding year. The sales decrease was due primarily to a 61% decrease in our shipments to our customers in the telecommunications industry and to a lesser degree the general overall business decline in 2001 compared to 2000. Interest and other income increased by approximately $163,000 compared to the preceding year. This increase reflects the recognition of $161,000 deferred gain on sale of buildings to Medicore (see Note 4).

Significant reductions in sales of Techdyne (Europe) during recent years have resulted in continuing losses. Net losses for this subsidiary amounted to $909,000 for the year ended December 31, 2001, and $328,000 for the preceding year. As a result of continuing operating losses, in April 2001 we decided to discontinue the manufacturing operations of Techdyne (Europe). We incurred a cost of approximately $225,000 for closing our Scottish manufacturing operations, primarily from post employment benefits associated with 79 employees. In May 2001, Techdyne (Europe) entered into a management agreement with Simclar whereby Simclar undertook to manufacture products for Techdyne (Europe) and assist in management coordination. Subsequently on February 28, 2002, the company entered into an agreement with Simclar to transfer, at net book value, all operating assets and all liabilities of Techdyne (Europe), with the exception of the land and building. The company plans to liquidate its European subsidiary when the land and building are sold. The company believes that the liquidation of this subsidiary will not require any additional write-downs.

Approximately 57% of our consolidated sales for 2001 were made to five customers. Illinois Tool Works ("ITW") (26%) is the only customer that accounts for more than 10% of our total sales. The loss of or substantially reduced sales to any major customer would have an adverse effect on our operations if such sales were not replaced. See Item 1, "Business-Customers."

Cost of goods sold as a percentage of sales amounted to 94% for the year ended December 31, 2001, and 88% for the preceding year. We experienced decreases in utilization of our manufacturing facilities during 2001, which had a negative effect on our profit margins. Higher component costs during the first quarter of 2001 also had a negative effect on our profit margins. As the economic business cycle deteriorated in 2001, our product mix negatively affected our profit margin in the second half of the year.

Selling, general and administrative expenses, although decreasing by approximately $821,000 (17%) for the year ended December 31, 2001, compared to the preceding year, amounted to approximately 11% of sales for 2001 and 9% of sales for 2000. The decrease in 2001 was due primarily to the reduction in the costs of support personnel and marketing personnel, which amount to approximately $501,000. The company also recorded a charge of $304,000 in 2001 related to the forgiveness of stock option notes receivable and related accrued interest as well as bonuses for certain officers and directors, all as a result of the sale of the Company to Simclar in June 2001.

Interest expense decreased approximately $248,000 for the year ended December 31, 2001, compared to the preceding year reflecting the decreased borrowings due to the reduction in trade receivables and inventories, along with declining interest rates during the year. The prime rate was 4.75% and 9.5% at December 31, 2001 and 2000, respectively.

Liquidity and Capital Resources

Our cash and cash equivalents balances at December 31, 2002 were approximately $1,537,000 compared to approximately $1,021,000 at December 31, 2001. Net cash provided by operating activities was approximately $2,986,000 in 2002 compared to approximately $1,604,000 in 2001. The increase in cash provided from operating activities in 2002 as compared to 2001 was due primarily to the reorganization of three manufacturing facilities during the second half of 2001 and the closing of the Techdyne (Europe) manufacturing facility. Inventory reductions and accrued income taxes payable expenses increases for 2002 contributed to the increase in cash provided from operations.

At December 31, 2002, our average days sales outstanding was 48 days as compared to 44 days at December 31, 2001. The increase of our average days sales outstanding is primarily the result of a 24% increase in sales for the fourth quarter of 2002, compared to the fourth quarter of 2001. Average inventory turnover was 3.9 and 4.2 times for the years ended December 31, 2002 and 2001, respectively. The decrease in inventory turnover is primarily due to the continued slowdown in sales to our cable and wiring customers during 2002 as compared to 2001.

Cash flows used in investing activities increased approximately $30,000 in 2002 to $304,000 as compared to approximately $274,000 in 2001. The increase in investing activities was primarily due to leasehold improvements of approximately $33,000 required due to the relocation of our Massachusetts facilities from Milford to Attleboro in April of 2002. The company has a capital expenditure budget of $625,000 for 2003. Cash flow used in financing activities was approximately $2,169,000 in 2002 as compared to cash flow used in 2001 of approximately $811,000. The cash flow was used to reduce the company's long-term loan from the Bank of Scotland and to fund a short term loan to Simclar.

On October 24, 2001, the company entered into two credit facilities with Bank of Scotland in Edinburgh, Scotland for an aggregate borrowing of $10,000,000. This financing replaced the lines of credit and three commercial loans with The Provident Bank of Ohio, for Techdyne and Lytton. The financing included a $3,000,000 line of credit, expiring July 19, 2003, with an interest rate at LIBOR rate plus 1.5% for a one, three or six month period, at the company's election. The company elected the one-month interest period at 2.94% as of December 31, 2002. This line of credit had an outstanding balance of $1,500,000 at December 31, 2002. The financing also included a seven-year term loan of $7,000,000 at the same interest rate as the line of credit. The term loan is priced at the LIBOR interest rate plus 1.5% for a one, three or six month period, at the company's election. The company elected the three-month interest period at 3.36% until January 24, 2003, after this date the rate is 2.85% until April 24, 2003. The term loan requires quarterly payments of $250,000 in January, April, July and October of each year, plus interest. The term loan had an outstanding balance of approximately $6,000,000 at December 31, 2002. The company, based on discussions with Bank of Scotland, believes the $3,000,000 line of credit will be renewed through July 19, 2004. Should such renewal not occur, the company would have the adverse effect of repaying the line of credit and would seek alternative financing.

All of the assets of Techdyne and Lytton collateralize the credit facilities. The credit facilities require affirmative and negative covenants. Certain of the affirmative covenants require maintenance of a consolidated adjusted net worth greater than $10,000,000 after December 31, 2002; $10,500,000 after June 30, 2003 and $11,000,000 after September 30, 2003; ratio of consolidated current assets to consolidated net borrowing not less than 1.75 to 1; a ratio of consolidated trade receivables to consolidated net borrowings not less than .75 to 1; and a ratio of consolidated net income before interest and income taxes to total consolidated interest costs not less than 2 to 1. Some of the negative covenants, among others include (1) granting or permitting a security agreement against the consolidated assets of the companies other than permitted security agreements, (2) declaring or paying any dividends or making any other payments on our capital stock, (3) consolidating or merging with any other entity or acquiring or purchasing any equity interest in any other entity, or assuming any obligations of any other entity, except for notes and receivables acquired in the ordinary course of business, (4) incurring, assuming, guarantying, or remaining liable with respect to any indebtedness, except for certain existing indebtedness disclosed in our financial statements, or (5) undertaking any capital expenditure in excess of $1,000,000 in any one fiscal year. The agreements also preclude changes in ownership in the companies, any material change in any of our business objectives, purposes, operations and tax residence or any other circumstances or events which will have a material adverse effect as defined by the agreements.

Our ability to comply with these provisions may be affected by changes in our business condition or results of our operations, or other events beyond our control. The breach of any of these covenants would result in a default under our debt. At December 31, 2002, we were in violation of the covenant requiring a ratio of consolidated trade receivables to consolidated net borrowings of .75 to 1.0. Although the Bank of Scotland has waived this default, there can be no assurance that defaults in these or other covenants will not occur in the future, nor can there be any assurance that our lender will waive future covenant violations. Management believes the company will be in compliance with its covenants in 2003. A default in the covenants would permit our lender to accelerate the maturity of our credit facilities and to sell the assets securing them, which would cause the company to cease operations and seek bankruptcy protection.

On October 11, 2001, Techdyne (Europe) entered into a credit facility with Bank of Scotland for an amount of (pound)275,000 ($399,025). This facility comprises an eight-year term loan repayable in quarterly payments of (pound)8,594 ($12,470) in January, April, July and October of each year, with an interest rate of Bank of Scotland base rate plus 1.5% (effectively 5.4% at December 31, 2002). This term loan had an outstanding balance of (pound)240,624 ($347,692) at December 31, 2002. The proceeds from the credit facility were used to repay the 15-year mortgage loan of $371,000 as of September 30, 2001.

We have no off-balance sheet financing arrangements with related or unrelated parties and no unconsolidated subsidiaries. In the normal course of business, we enter into various contractual and other commercial commitments that impact or can impact the liquidity of our operations. The following table outlines our commitments at December 31, 2002:

In thousands	Total Amounts	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Long-term debt	$ 6,388	$1,074	$2,128	$2,116	$1,070
Operating leases (non-cancelable)	2,546	451	848	742	505
Bank line of credit	1,500	1,500	—	—	—
Total commitments	$10,434	$3,025	$2,976	$2,858	$1,575
Unused bank line of credit	$ 1,500	$1,500	$ —	$ —	$ —
Total commitments	$ 1,500	$1,500	$ —	$ —	$ —

Effect of Recently Issued Accounting Pronouncements

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). Among other items, SFAS No. 145 updates and clarifies existing accounting pronouncements related to reporting gains and losses from the extinguishment of debt and certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS No. 145 are generally effective for fiscal years beginning after May 15, 2002, with earlier adoption of certain provisions encouraged. The company does not expect the adoption of SFAS No. 145 to have a material impact on its financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost as defined in EITF Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. Under SFAS No. 146, an entity may not restate its previously issued financial statements and the new statement grandfathers the accounting for liabilities that an entity had previously recorded under EITF Issue 94-3. The company does not expect the adoption of SFAS No. 146 to have a material impact on its financial position or results of operations.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation that it has undertaken in issuing a guarantee. FIN No. 45 also addresses the disclosure requirements that a guarantor must include in its financial statements for guarantees issued. The disclosure requirements in this interpretation are effective for financial statements ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The company does not expect the adoption of FIN 45 to have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS, No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the prior disclosure guidance and requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are generally effective for fiscal years ending after December 15, 2002. The company is currently evaluating the new pronouncement and has not yet determined what effect, if any, the adoption of SFAS No. 148 will have on its financial position and results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" (an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements"), which becomes effective for the company in June 2003. FIN No. 46 provides consolidation guidance for certain variable interest entities ("VIE") in which equity investors of the VIE do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the VIE to finance its activities independently. FIN No. 46 requires each enterprise involved with a special purpose entity to determine whether it provides financial support to the special purpose entity through a variable interest. Variable interests may arise from financial instruments, service contracts, minority ownership interests or other arrangements. If an entity holds a majority of the variable interests, or a significant variable interest that is considerably more than any other party's variable interest, that entity would be the primary beneficiary and would be required to include the assets, liabilities and results of operations of the special purpose entity in its consolidated financial statements. The company does not expect the adoption of FIN 46 to have a material impact on its financial position or results of operations.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make judgments and estimates. On an on-going basis, we evaluate our estimates, the most significant of which include establishing allowances for doubtful accounts, allowances for inventory obsolescence, a valuation allowance for our deferred tax assets and determining the recoverability of our long-lived assets. The basis for our estimates are historical experience and various assumptions that are believed to be reasonable under the circumstances, given the available information at the time of the estimate, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. As described in Note 1 to the consolidated financial statements, actual results may differ from the amounts estimated and recorded in such financial statements.

Allowance for Doubtful Accounts — We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Based on historical information, we believe that our allowance is adequate. However, changes in general economic, business and market conditions could affect the ability of our customers to make their required payments; therefore, the allowance for doubtful accounts is reviewed monthly and changes to the allowance are updated as new information is received.

Allowance for Inventory Obsolescence — We maintain an allowance for inventory obsolescence for losses resulting from inventory items becoming unusable in our manufacturing operations due to loss of a specific customer or a customer's product changes or discontinuations. Based on historical and projected sales information and our concentration of customers, we believe that our allowance is adequate. However, changes in general economic, business and market conditions could cause our customers to cancel, reduce or reschedule orders. These changes could affect our inventory turn over; therefore, the allowance for inventory obsolescence is reviewed monthly and changes to the allowance are updated as new information is received.

Income Taxes — Deferred income taxes at the end of each period are determined by applying enacted tax rates applicable to future periods in which the taxes are expected to be paid or recovered to differences between the financial accounting and tax basis of assets and liabilities.

Long-Lived Assets — We state our property and equipment at acquisition cost and compute depreciation by the straight-line method over estimated useful lives of the assets. Long-lived assets are reviewed annually for impairment or whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Revenue Recognition — Revenue is recognized upon delivery of a product based upon a customer's order where the selling price is fixed and our ability to collect is reasonably assured.

Cautionary Statement Concerning Forward-Looking Statements

This Report includes certain forward-looking statements with respect to our company and its business that involve risks and uncertainties. These statements are influenced by our financial position, business strategy, budgets, projected costs and the plans and objectives of management for future operations. They use words such as anticipate, believe, plan, estimate, expect, intend, project and other similar expressions. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, we cannot assure you that our expectations will prove correct. Actual results and developments may differ materially from those conveyed in the forward-looking statements. For these statements, we claim the protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Important factors include changes in general economic, business and market conditions, as well as changes in such conditions that may affect industries or the markets in which we operate, including, in particular, the impact of our nation's current war on terrorism could cause actual results to differ materially from the expectations reflected in the forward-looking statements made in this Form Report. Further, information on other factors that could affect the financial results of Techdyne, Inc. is included in Techdyne's other filings with the Securities and Exchange Commission. These documents are available free of charge at the Commission's website at http://www.sec.gov and/or from Techdyne, Inc. The forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The company is exposed to market risks from changes in interest rates and foreign currency exchange rates.

Sensitivity of results of operations to interest rate risks on our investments is managed by conservatively investing liquid funds in short-term government securities and interest-bearing accounts at financial institutions in which we had approximately $31,000 invested at December 31, 2002.

Interest rate risks on debt are managed by negotiation of appropriate rates on new financing obligations based on current market rates. There is an interest rate risk associated with our variable rate debt agreements which totaled approximately $6,348,000 at December 31, 2002.

We have exposure to both rising and falling interest rates. A 1/2% decrease in rates on our year-end investments would have an insignificant impact on our results of operations. A 1% increase in rates on our year-end variable rate debt would result in a negative impact of approximately $63,000 on our operations.

Our exposure to market risks from foreign currency exchange rates is minimal due to the closing of Techdyne (Europe) in May 2001 and our transfer of all Techdyne (Europe) operating assets to Simclar in February 2002.

Item 8. Financial Statements and Supplementary Data

The financial statements of the company, and the related notes, together with the reports of PricewaterhouseCoopers LLP dated March 27, 2003, and Wiss & Company, LLP dated March 9, 2001, are set forth at pages F-2 through F-23 attached hereto.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Effective September 19, 2001, the board of directors of the company, upon the recommendation of the audit committee, dismissed Wiss & Company, LLP as our independent accountants, and engaged new independent accountants, PricewaterhouseCoopers, LLP, for the company's annual audit for our 2001 fiscal year. This matter was previously reported by the company on the Current Report on Form 8-K dated September 19, 2001, filed with the Securities and Exchange Commission on September 25, 2001.

During the two fiscal years ended December 31, 1999 and 2000 and the subsequent interim period to the date of September 19, 2001, there were no disagreements with Wiss & Company, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, nor any "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission. Additionally, the reports of Wiss & Company, LLP on the Company's financial statements for those same periods contained no adverse opinion or a disclaimer of opinion, nor was it qualified or modified asto uncertainty, audit scope or accounting principles.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item is included under the caption, "**Information about Directors and Executive Officers**" in our Information Statement relating to our 2003 annual meeting of shareholders to be held on June 6, 2003, and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item is included under the caption, "**Executive Compensation**" in our Information Statement relating to our 2003 annual meeting of shareholders to be held on June 6, 2003, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is included under the caption, "**Security Ownership of Certain Beneficial Owners and Management**" and "**Equity Compensation Plan Information**" in our Information Statement relating to our 2003 annual meeting of shareholders to be held on June 6, 2003, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information required by this item is included under the caption, "**Certain Relationships and Related Transactions**" in our Information Statement relating to our 2003 annual meeting of shareholders to be held on June 6, 2003, and is incorporated herein by reference.

Item 14. Controls and Procedures

As of a date within 90 days of the date of this report, the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission's rules and forms.

Additionally, there were no significant changes in the Company's internal controls that could significantly affect the Company's disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls. As a result, no corrective actions were required or undertaken.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(A) THE FOLLOWING DOCUMENTS ARE FILED AS PART OF THIS REPORT.

(1) The following financial statements are filed as part of this Annual Report on Form 10-K:

Independent Auditors' Report.

Consolidated Balance Sheets as of December 31, 2002 and 2001.

Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2002, 2001 and 2000.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000.

Notes to the Consolidated Financial Statements.

(2) The following financial statement schedule is included in this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements contained in this Report:

Schedule II — Valuation and Qualifying Accounts

Schedules not listed above are omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements or notes thereto.

(3) Exhibits:

Exhibit Number	Exhibit Description
3(i)	Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form SB-2 dated July 26, 1995, as amended August 21, 1995 and September 1, 1995, Registration No. 33-94998-A ("Form SB-2"), Part II, Item 27, 3(a)).
3(ii)	By-Laws (incorporated by reference to the Company's Form SB-2, Part II, Item 27, 3(b)), as amended June 27, 2001 (incorporated by reference to the Company's Form S-3 Registration dated January 23, 2002, Registration No. 333-81270, Part II, Item 16, 99(i)).
4(i)	Form of Common Stock Certificate (incorporated by reference to the Company's Form SB-2, Part II, Item 27, 4(a)).

4(ii)	Form of 1997 Stock Option Plan (incorporated by reference to the Company's Current Report on Form 8-K dated June 11, 1997 ("June 11, 1997 Form 8-K"), Item 7(c)(4)(i)).
4(iii)	Form of 1997 Incentive Stock Option (incorporated by reference to the Company's June 11, 1997 Form 8-K, Item 7(c)(4)(ii)).
4(iv)	Form of 1997 Non-Qualified Stock Option (incorporated by reference to the Company's June 11, 1997 Form 8-K, Item 7(c)(4)(iii)).
10(i)	Lease Agreement between the Company and Medicore, Inc. dated August 29, 2000 (incorporated by reference to Medicore Inc.'s Current Report on Form 8-K dated September 1, 2000).
10(ii)	Form of Exclusive Sales Representative Agreement (incorporated by reference to Medicore, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1994, Part IV, Item 14 (a) 3 (10)(lxiv)).
10(iii)	Employment Agreement between the Company and Barry Pardon dated September 27, 2000 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, Part IV, Item 14(a), 10(iii)).
10(iv)	Promissory Note to Medicore, Inc. dated April 10, 1995 (incorporated by reference to the Company's Form SB-2, Part II, Item 27, 10 (a)(a)).
10(v)	Lease Agreement between the Company and Route 495 Commerce Park Limited Partnership dated March 25, 1997 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the first quarter of 1997, Item 6(a), Part II(10)).
10(vi)	Lease Agreement between the Company and PruCrow Industrial Properties, L.P. dated April 30, 1997 (incorporated by reference to the Company's Current Report on Form 8-K dated June 4, 1997 ("June 1997 Form 8-K"), Item 7(c)(10)(i)).
10(vii)	Lease Agreement between the Company and EGP Houston Partners Ltd. dated April 29, 1997 (incorporated by reference to the Company's June 1997 Form 8-K, Item 7(c)(10)(ii)).
10(viii)	Form of Stock Option to The Investor Relations Group, Inc. (incorporated by reference to the Company's Current Report on Form 8-K dated May 28, 1998, Item 7(c)(10)(i)).

10(ix)		Sublease between the Company and United Consulting Group dated August 23, 1999 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1999; Part IV, Item 14(a)(10)(xiv)).
10(x)		Amended Consent to Sublease between the Company, United Consulting Group, Inc., and United Computing Group, Inc. (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, Part IV, Item 14(a), 10(xxv)).
10(xi)		Management Agreement between Techdyne (Europe) Limited and Simclar International Limited dated May 3, 2001 (incorporated by reference to the Company's Amended Quarterly Report on Form 10-Q for the first quarter of 2001, Item 6(a)(99)(i)).
10(xii)		Facility Letter, dated October 2, 2001, for the Company's financing with the Bank of Scotland (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the third quarter of 2001, Item 6(a)10(a)).
10(xiii)		Working Capital Facility Letter, dated October 21, 2001, for the Company's Financing with the Bank of Scotland (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the third quarter of 2001, Item 6(a)10(b)).
10(xiv)		Service Agreement between the Company and Simclar International Holdings Limited, effective July 11, 2001 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the third quarter of 2001, Item 6(a)10(c)).
10(xv)		Minute of Agreement between Techdyne (Europe) Limited and Simclar International Limited, effective February 28, 2002 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Exhibit 10(xv)).
16(i)		Letter from Wiss & Company, LLP, dated September 28, 2001, addressed to the Securities and Exchange Commission (incorporated by reference to the Company's Current Report on Form 8-K/A dated September 19, 2001, Item 7, 16(a)).
21		Subsidiaries of the registrant (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, Exhibit 21)).
23.1	*	Consent of PricewaterhouseCoopers LLP.
23.2	*	Consent of Wiss & Company LLP.
24	*	Powers of Attorney
99.1	*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
99.2	*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.

---

* Filed with this Report.

(B) REPORTS ON FORM 8-K. None.

(C) EXHIBITS. The exhibits to this report follow the Signature Page.

(D) FINANCIAL STATEMENT SCHEDULES. The financial statement schedule follows the exhibits to this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHDYNE, INC.

Date: March 31, 2003

By: /s/ Barry J. Pardon
Barry J. Pardon, President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
Samuel Russell* Samuel Russell	Chairman of the Board of Directors and Chief Executive Officer	March 31, 2003
/s/ Barry J. Pardon Barry J. Pardon	President and Director (principal executive officer)	March 31, 2003
John Ian Durie* John Ian Durie	Vice-President (Finance) and Director	March 31, 2003
David L. Watts* David L. Watts	Chief Financial Officer and Secretary (principal financial and principal accounting officer)	March 31, 2003
James A. Clark* James A. Clark	Director	March 31, 2003
Christina M. J. Russell* Christina Margaret Janet Russell	Director	March 31, 2003
Thomas Foggo* Thomas Foggo	Director	March 31, 2003
Kenneth Greenhalgh* Kenneth Greenhalgh	Director	March 31, 2003

*By: /s/ Barry J. Pardon
Barry J. Pardon, Attorney-in-Fact

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Barry J. Pardon, certify that:

1. I have reviewed this annual report on Form 10-K of Techdyne, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by thisannual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ Barry J. Pardon

Barry J. Pardon
President and Principal Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David L. Watts, certify that:

1. I have reviewed this annual report on Form 10-K of Techdyne, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ David L. Watts

David L. Watts
Chief Financial Officer and Secretary

TECHDYNE, INC. AND SUBSIDIARIES
FORM 10-K — ITEM 15(a)(1), (2) AND (3)

LIST OF FINANCIAL STATEMENTS

The following consolidated financial statements of Techdyne, Inc. and subsidiaries are included in Item 8:

The following financial statement schedule of Techdyne, Inc. and subsidiaries is included in Item 15(a)(2):

Schedule II — Valuation and qualifying accounts.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

TECHDYNE, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
Techdyne, Inc. and Subsidiaries

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) on page F-1 present fairly, in all material respects, the financial position of Techdyne, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective January 1, 2002, the company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ PRICEWATERHOUSECOOPERS LLP

March 27, 2003
Dayton, Ohio

TECHDYNE, INC. AND SUBSIDIARIES

Shareholders and Board of Directors
Techdyne, Inc.

We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows of Techdyne, Inc. and subsidiaries as of December 31, 2000, and the related consolidated for each of the year ended December 31, 2000. Our audit also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows of Techdyne, Inc. and subsidiaries for the year ended December 31, 2000 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ WISS & COMPANY LLP

March 9, 2001
Livingston, New Jersey

TECHDYNE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 1,536,965	$ 1,021,112
Accounts receivable, less allowances of $244,000 and $220,000 at December 31, 2002 and 2001, respectively	4,473,938	4,464,553
Amounts receivable from major stockholder, net	1,944,669	—
Inventories, less allowances for obsolescence of $1,115,000 and $959,000 at December 31, 2002 and 2001, respectively	7,431,382	8,241,680
Prepaid expenses and other current assets	92,637	184,475
Deferred income taxes	709,400	403,000
Total current assets	16,188,991	14,314,820
Property and equipment:		
Land and improvements	174,120	174,120
Buildings and building improvements	672,359	672,359
Machinery, computer and office equipment	6,417,050	7,370,178
Tools and dies	259,453	402,796
Leasehold improvements	679,183	545,162
	8,202,165	9,164,615
Less accumulated depreciation and amortization	5,186,660	5,247,725
	3,015,505	3,916,890
Deferred expenses and other assets, net	8,692	21,909
Goodwill	2,954,995	2,954,995
	$22,168,183	$21,208,614

See notes to consolidated financial statements.

TECHDYNE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2002	December 31, 2001
Liabilities and Stockholders' Equity		
Current liabilities:		
Line of credit	$ 1,500,000	$ 881,184
Accounts payable	2,188,700	2,080,102
Amounts payable to major stockholder, net	—	563,455
Accrued expenses	1,408,973	851,558
Current portion of long-term debt	1,073,429	1,079,578
Total current liabilities	6,171,102	5,455,877
Long-term debt	5,314,753	6,370,844
Deferred income taxes	310,800	403,000
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.01 par value, authorized 10,000,000 shares; issued and outstanding 6,556,990 shares at December 31, 2002 and 2001	65,570	65,570
Capital in excess of par value	11,592,995	11,592,995
Accumulated deficit	(854,863)	(2,244,972)
Accumulated other comprehensive loss	(224,349)	(226,875)
Notes receivable from options exercised	(207,825)	(207,825)
Total stockholders' equity	10,371,528	8,978,893
	$22,168,183	$21,208,614

See notes to consolidated financial statements.

TECHDYNE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2002	2001	2000
Revenues:			
Sales	$33,691,582	$36,825,274	$52,712,819
Interest and other income	28,342	217,000	53,693
	33,719,924	37,042,274	52,766,512
Cost and expenses:			
Cost of goods sold	29,020,458	34,436,950	46,510,042
Selling, general and administrative expenses	2,897,101	3,940,055	4,761,240
Stock option note writeoff and bonus compensation	—	304,000	—
Shutdown of Scotland manufacturing operations	—	330,000	—
Interest expense	288,869	591,326	839,660
	32,206,428	39,602,331	52,110,942
Income (loss) before income taxes	1,513,496	(2,560,057)	655,570
Income tax provision	123,387	245,497	90,543
Net income (loss)	$ 1,390,109	$ (2,805,554)	$ 565,027
Earnings (loss) per share:			
Basic	$ 0.21	$ (0.43)	$ 0.09
Diluted	$ 0.21	$ (0.43)	$ 0.09

See notes to consolidated financial statements.

TECHDYNE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Capital in Excess of Par Value	Comprehensive Income	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Notes Receivable Stock Options	Total
Balance at January 1, 2000	$64,520	$11,371,503		$ (4,445)	$(102,766)	$(163,350)	$11,165,462
Comprehensive income:							
Net income			565,027	565,027			
Other comprehensive loss:							
Foreign currency translation adjustments			(119,559)		(119,559)		
Comprehensive income			$ 445,468				445,468
Exercise of stock options	1,450	252,300				(252,300)	1,450
Repurchase of 40,000 shares	(400)	(30,808)					(31,208)
Balance at December 31, 2000	65,570	11,592,995		560,582	(222,325)	(415,650)	11,581,172
Comprehensive income:							
Net income			(2,805,554)	(2,805,554)			
Other comprehensive loss:							
Foreign currency translation adjustments			(4,550)		(4,550)		
Comprehensive income			$(2,810,104)	—			(2,810,104)
Forgiveness of stock option notes						207,825	207,825
Balance at December 31, 2001	$65,570	$11,592,995		$(2,244,972)	$(226,875)	$(207,825)	$ 8,978,893
Comprehensive income:							
Net income			1,390,109	1,390,109			
Other comprehensive loss:							
Foreign currency translation adjustments			2,526		2,526		
Comprehensive income			1,392,635	—			$ 1,392,635
Balance at December 31, 2002	$65,570	$11,592,995		$ (854,863)	$(224,349)	$(207,825)	$10,371,528

See notes to consolidated financial statements.

TECHDYNE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
Operating activities:			
Net income (loss)	$ 1,390,109	$(2,805,554)	$ 565,027
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation	806,397	1,234,035	1,261,455
Amortization	134,627	260,913	178,019
Deferred expenses and other assets	13,217	19,284	16,296
Provision for uncollectible accounts	24,284	104,000	25,000
Provision for inventory obsolescence	340,088	698,581	421,888
Deferred income taxes	(398,600)	245,497	14,400
Recognition of deferred gain on sale of property	—	(161,047)	—
Forgiveness of notes receivable from stock options	—	207,825	—
Consultant stock option expense	—	—	23,448
Changes relating to operating activities from:			
Accounts receivable	(554,611)	3,283,373	131,756
Inventories	470,210	1,242,873	(1,155,456)
Prepaid expenses and other current assets	86,494	517,032	(334,999)
Accounts payable	108,598	(2,168,648)	(782,886)
Accrued expenses	45,324	(974,988)	183,452
Income taxes payable	519,619	(99,433)	(28,239)
Net cash provided by operating activities	2,985,756	1,603,743	519,161
Investing activities:			
Subsidiary acquisition payments	—	—	(395,806)
Additions to property and equipment, net of minor disposals	(303,881)	(273,729)	(950,213)
Net cash used in investing activities	(303,881)	(273,729)	(1,346,019)
Financing activities:			
Line of credit payments	(881,184)	(7,486,249)	—
Line of credit borrowings	1,500,000	1,697,934	1,562,445
Exercise of stock options	—	—	1,450
Proceeds from long-term bank borrowings	21,525	7,399,025	150,000
Payments on long-term bank borrowings	(1,083,765)	(2,486,441)	(561,534)
Amounts payable to major shareholder, net	(1,725,124)	563,455	—
Decrease in advances from parent	—	(498,900)	585
Repurchase of stock	—	—	(31,208)
Net cash (used in) provided by financing activities	(2,168,548)	(811,176)	1,121,738
Effect of exchange rate fluctuations on cash	2,526	(4,550)	21,601
Increase in cash and cash equivalents	515,853	514,288	316,481
Cash and cash equivalents at beginning of period	1,021,112	506,824	190,343
Cash and cash equivalents at end of period	$ 1,536,965	$ 1,021,112	$ 506,824

See notes to consolidated financial statements.

TECHDYNE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of Techdyne, Inc. ("Techdyne") and its subsidiaries, including Lytton Incorporated ("Lytton"), Techdyne (Europe) Limited ("Techdyne (Europe)"), and Techdyne (Livingston) Limited which is a subsidiary of Techdyne (Europe), collectively referred to as the "company." All material intercompany accounts and transactions have been eliminated in consolidation. The company is a 72.4% owned subsidiary of Simclar Group Limited ("Simclar"), which purchased an initial 71.3% interest of the company from its former parent, Medicore, Inc. ("Medicore"), on June 27, 2001. See Notes 6, 7 and 12.

Business

The company operates in one business segment, the manufacture of electronic and electro-mechanical products primarily manufactured to customer specifications in the data processing, telecommunication, instrumentation and food preparation equipment industries.

Cash and Cash Equivalents

The company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their fair values. The credit risk associated with cash and cash equivalents is considered low due to the high quality of the financial institutions in which the assets are invested.

Inventories

Inventories, which consist primarily of raw materials used in the production of electronic components, are valued at the lower of cost (first-in, first-out and/or weighted average cost method) or market value. The cost of finished goods and work in process consists of direct materials, direct labor and an appropriate portion of fixed and variable-manufacturing overhead.

Property and Equipment

Property and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which are generally 25 years for buildings and improvements; 3 to 10 years for machinery, computer and office equipment; 3 to 10 years for tools and dies; and 5 to 15 years for leasehold improvements based on the shorter of the lease term or estimated useful life of the property. Replacements and betterments that extend the lives of assets are capitalized. Maintenance and repairs are expensed as incurred. Upon the sale or retirement of assets, the related cost and accumulated depreciation are removed and any gain or loss is recognized.

Long-Lived Asset Impairment

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets to be held and used are reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value of these assets is determined based upon estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. In analyzing the fair value and recoverability using future cash flows, we make projections based on a number of assumptions and estimates of growth rates, future economic conditions, assignment of

Note 1—Summary of Significant Accounting Policies—*Continued*

discount rates and estimates of terminal values. An impairment loss is recognized if the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows. The measurement of impairment loss is the difference between the carrying amount and fair value of the asset. Long-lived assets to be disposed of and/or held for sale are reported at the lower of carrying amount or fair value less cost to sell. We determine the fair value of these assets in the same manner as described for assets held and used. See Note 13.

Deferred Expenses

Deferred expenses, except for deferred loan costs, are amortized on the straight-line method, over their estimated benefit period ranging to 60 months. Deferred loan costs are amortized over the lives of the respective loans. Accumulated amortization amounted to $11,304 and $9,699 at December 31, 2002 and 2001, respectively.

Goodwill

The company adopted SFAS No.142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Under SFAS No. 142, goodwill and certain other intangible assets are no longer amortized but are tested annually for impairment. In connection with the adoption of SFAS No. 142, the company completed the first step of the transitional goodwill impairment, which requires the company to compare the fair value of its reporting unit to the carrying value of the net assets of the reporting unit as of January 1, 2002. Based on this analysis, the company has concluded that no impairment existed at the time of adoption, and, accordingly, the company has not recognized any transitional impairment loss.

	Year Ended December 31,		
	2002	2001	2000
Reported net income (loss)	$1,390,109	$(2,805,554)	$565,027
Goodwill amortization, net of income taxes	—	146,640	142,209
Adjusted net Income (loss)	$1,309,109	$(2,658,914)	$707,236

Income Taxes

Deferred income taxes at the end of each period are determined by applying enacted tax rates applicable to future periods in which the taxes are expected to be paid or recovered to differences between the financial accounting and tax basis of assets and liabilities.

Stock-Based Compensation

The company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), as amended by SFAS No, 148, permits a company to elect to follow the accounting provisions of APB 25 rather than the alternative fair value accounting provided under SFAS 123 but requires pro forma net income and earnings per share disclosures as well as various other disclosures not required under APB 25 for companies following APB 25.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the options issued during 2000 and 1999, respectively: risk-free interest rate of 5.88% and 5.20%, respectively; no dividend yield; volatility factor of the expected market price of the company's common stock of .85 and .67, respectively; and an expected life of the options of 3 years and 1.8 years, respectively.

Note 1—Summary of Significant Accounting Policies—*Continued*

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective input assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different than those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee's stock options.

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. The company's pro forma information for options issued is as follows:

	Year Ended December 31,		
	2002	2001	2000
Pro forma net income (loss)	$1,390,109	$(2,085,554)	$557,000
Pro forma earnings per share:			
Basic	$ 0.21	$ (0.43)	$ 0.09
Diluted	$ 0.21	$ (0.43)	$ 0.09

Earnings Per Share

Diluted earnings (losses) per share gives effect to potential common shares that were dilutive and outstanding during the period, such as stock options and warrants using the treasury stock method and average market price, The company has various stock options; however, only those options which were dilutive during the periods being reported on have been included in the earnings per share computations.

Following is a reconciliation of amounts used in the basic and diluted computations:

	Year Ended December 31,		
	2002	2001	2000
Net income (loss) — numerator basic computation	$1,390,109	$(2,805,554)	$ 565,027
Weighted average shares — denominator basic computation	6,556,990	6,556,990	6,575,200
Effect of dilutive securities:			
Stock options	—	—	24,256
Weighted average shares, as adjusted — denominator	6,556,990	6,556,990	6,599,456
Earnings (loss) per share:			
Basic	$ 0.21	$ (0.43)	$ 0.09
Diluted	$ 0.21	$ (0.43)	$ 0.09

Note 1—Summary of Significant Accounting Policies—*Continued*

Estimated Fair Value of Financial Instruments

The carrying value of cash, accounts receivable and debt in the accompanying financial statements approximate their fair value because of the short-term maturity of these instruments, or in the case of debt, because such instruments bear variable interest rates which approximate market.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

Revenue is recognized upon delivery of a product based upon a customer's order where the selling price is fixed and the ability to collect is reasonably assured.

Shipping Costs

Shipping costs related to the transportation of products sold to customers are charged to cost of goods sold.

Foreign Operations

The financial statements of the foreign subsidiary have been translated into U.S. dollars in accordance with SFAS Statement No. 52. All balance sheet accounts have been translated using the current exchange rates at the balance sheet date. Income statement accounts have been translated using the average exchange rate for the period. The translation adjustments resulting from the change in exchange rates from period to period have been reported separately as a component of accumulated other comprehensive income included in stockholders' equity. Foreign currency transaction gains and losses, which are not material, are included in the results of operations. These gains and losses result from exchange rate changes between the time transactions are recorded and settled, and for unsettled transactions, exchange rate changes between the time the transactions are recorded and the balance sheet date.

Comprehensive Income

The company follows SFAS No. 130, "Reporting Comprehensive Income" which contains rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Consolidated Statement of Stockholders' Equity.

New Pronouncements

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). Among other items, SFAS No. 145 updates and clarifies existing accounting pronouncements related to reporting gains and losses from the extinguishment of debt and certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS No. 145 are generally effective for fiscal years beginning after May 15, 2002, with earlier adoption of certain provisions encouraged. The company does not expect the adoption

Note 1—Summary of Significant Accounting Policies—*Continued*

of SFAS No. 145 to have a material impact on its financial position or results of operations.

In June 2002, the FASB issued SFAS, No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost as defined in EITF Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. Under SFAS No. 146, an entity may not restate its previously issued financial statements and the new statement grandfathers the accounting for liabilities that an entity had previously recorded under EITF Issue 94-3. The company does not expect the adoption of SFAS No. 146 to have a material impact on its financial position or results of operations.

In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation that it has undertaken in issuing a guarantee. FIN No. 45 also addresses the disclosure requirements that a guarantor must include in its financial statements for guarantees issued. The disclosure requirements in this interpretation are effective for financial statements ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The company does not expect the adoption of FIN 45 to have a material impact on its financial position or results of operations.

In December 2002, the FASB issued SFAS, No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure". SFAS No. 148 amends SFAS Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the prior disclosure guidance and requires prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are generally effective for fiscal years ending after December 15, 2002. The company is currently evaluating the new pronouncement and has not yet determined what effect, if any, the adoption of SFAS No. 148 will have on its financial position and results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" (an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements"), which becomes effective for the company in June 2003. FIN No. 46 provides consolidation guidance for certain variable interest entities ("VIE") in which equity investors of the VIE do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the VIE to finance its activities independently. FIN No. 46 requires each enterprise involved with a special purpose entity to determine whether it provides financial support to the special purpose entity through a variable interest. Variable interests may arise from financial instruments, service contracts, minority ownership interests or other arrangements. If an entity holds a majority of the variable interests, or a significant variable interest that is considerably more than any other party's variable interest, that entity would be the primary beneficiary and would be required to include the assets, liabilities and results of operations of the special purpose entity in its consolidated financial statements. The company does not expect the adoption of FIN 46 to have a material impact on its financial position or results of operations.

Note 2—Inventories

Inventories are comprised of the following:

	December 31, 2002	December 31, 2001
Finished goods	$ 703,754	$ 584,397
Work in process	1,359,595	1,216,328
Raw materials and supplies	5,368,033	6,440,955
	$7,431,382	$8,241,680

Note 3—Accrued Expenses

Accrued expenses are comprised of the following:

	December 31, 2002	December 31, 2001
Accrued Compensation	$ 413,821	$319,682
Income Taxes	519,619	—
Other	475,533	531,876
	$1,408,973	$851,558

Note 4—Long-Term Debt

On October 24, 2001, the company entered into two credit facilities with Bank of Scotland in Edinburgh, Scotland for an aggregate borrowing of $10,000,000. This financing replaced the lines of credit and three commercial loans with The Provident Bank of Ohio for Techdyne and Lytton. The financing included a $3,000,000 line of credit, expiring July 19, 2003, with an interest rate at LIBOR rate plus 1.5% for a one, three or six month period, at the company's election. The company elected the three-month interest period at 3.36% until January 24, 2003, after this date the rate is 2.85% until April 24, 2003. This line of credit had an outstanding balance of $1,500,000 at December 31, 2002. The financing also included a seven-year term loan of $7,000,000 at the same interest rate as the line of credit. The term loan specifies quarterly payments of $250,000 due in January, April, July and October of each year, plus interest. The term loan had an outstanding balance of $6,000,000 at December 31, 2002.

The credit facilities are collateralized by all the assets of the company, excluding Techdyne (Europe), and require affirmative and negative covenants be maintained by the company. Certain of the affirmative covenants require maintenance of a consolidated adjusted net worth greater than $10,000,000 after December 31, 2002, $10,500,000 after June 30, 2003 and $11,000,000 after September 30, 2003; a ratio of consolidated current assets to consolidated net borrowing not less than 1.75 to 1; a ratio of consolidated trade receivables to consolidated net borrowings not less than .75 to 1; and a ratio of consolidated net income before interest and income taxes to total consolidated interest costs not less than 2 to 1. Some of the negative covenants, among others, include (1) granting or permitting a security agreement against the consolidated assets of the companies other than permitted security agreements, (2) declaring or paying any dividends or making any other payments on the company's capital stock, (3) consolidating or merging with any other entity or acquiring or purchasing any equity interest in any other entity, or assuming any obligations of any other entity, except for notes and receivables acquired in the ordinary course of business, (4) incurring, assuming, guarantying, or remaining liable with respect to any indebtedness, except for certain existing

Note 4—Long-Term Debt—*Continued*

indebtedness disclosed in these financial statements, or (5) undertaking any capital expenditure in excess of $1,000,000 in any one fiscal year. The agreements also preclude changes in ownership in the companies, any material change in any of our business objectives, purposes, operations and tax residence or any other circumstances or events which will have a material adverse effect as defined by the agreements. At December 31, 2002, the company was not in compliance with respect to the terms of the credit facilities as a result of not meeting the ratio between consolidated trade receivables to consolidated net borrowings of not less than .75 to 1. In March 2003, the company obtained a waiver of the non-compliance.

On October 11, 2001, Techdyne (Europe) entered into a credit facility with Bank of Scotland for an amount of (pound)275,000 ($399,025). This facility comprises an eight-year term loan repayable in quarterly payments of (pound)8,594 ($13,788) due in January, April, July and October of each year, with an interest rate of Bank of Scotland base rate plus 1.5% (effectively 5.4% at December 31, 2002). This term loan had an outstanding balance of $347,692 at December 31, 2002. The proceeds from the credit facility were used to repay the 15-year mortgage loan of $371,000 as of September 30, 2001.

Long-term debt is as follows:

	December 31,	
	2002	2001
Term loan	$6,000,000	$7,000,000
Term loan	347,692	399,025
Equipment loan requiring monthly payments of $4,298 including interest at 5.5% and maturing in April 2002	—	16,996
Other	40,490	34,401
	$6,388,182	$7,450,422
Less current portion	1,073,429	1,079,578
	$5,314,753	$6,370,844

The base rate was 4.25% and 4.75% as of December 31, 2002 and 2001, respectively.

Scheduled maturities of long-term debt outstanding at December 31, 2002 are approximately: 2003—$1,073,000; 2004—$1,068,000; 2005—$1,060,000; 2006—$1,060,000; 2007—$1,056,000; thereafter—$1,071,000. Interest payments on all of the above debt amounted to approximately $294,000, $600,000 and $784,000 in 2002, 2001 and 2000, respectively.

Note 5—Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes a valuation allowance of $587, 000 at December 31, 2001 was recognized to offset the deferred tax assets.

Note 5—Income Taxes—*Continued*

Significant components of the company's deferred tax liabilities and assets are as follows:

	December 31,	
	2002	2001
Deferred tax liabilities:		
Depreciation and amortization	$310,800	$ 403,000
Total deferred tax liabilities	310,800	403,000
Deferred tax assets:		
Inventory obsolescence	435,500	374,000
Cost capitalized in ending inventory	114,100	120,000
Accrued expenses	64,300	50,000
Other	95,500	78,000
Net operating loss carryforwards	—	368,000
Total deferred tax assets	709,400	990,000
Valuation allowance for deferred tax assets	—	(587,000)
Net deferred tax assets	709,400	403,000
Net deferred tax asset	$398,600	$ —

A valuation allowance was provided to offset the deferred tax asset recorded at December 31, 2001 as management believed that it was more likely than not, based on the weight of the available evidence, this portion of the deferred tax asset would not be realized. In 2002, the company generated taxable income in excess of the net operating loss carryforwards and accordingly, reversed the valuation allowance. At December 31, 2002, management believes it is more likely than not, based on the weight of available evidence, the deferred tax assets will be realized.

For financial reporting purposes, income (loss) before income taxes includes the following components:

	Year Ended December 31,		
	2002	2001	2000
United States income (loss)	$1,538,928	$(1,651,423)	$ 983,848
Foreign loss	(25,432)	(908,634)	(328,278)
	$1,513,496	$(2,560,057)	$ 655,570

Significant components of the provision (benefit) for income taxes are as follows:

	Year Ended December 31,		
	2002	2001	2000
Current:			
Federal	$ 398,600	$ —	$ 20,000
State	123,387	—	60,600
	521,987	—	80,600
Deferred			
Federal	(347,500)	214,023	(18,489)
State	(51,100)	31,474	28,432
	(398,600)	245,497	9,943
	$ 123,387	$245,497	$ 90,543

Note 5—Income Taxes—*Continued*

Techdyne (Europe) files separate income tax returns in the United Kingdom.

The reconciliation of income tax attributable to income before income taxes computed at the U.S. federal statutory rates to income tax expense (benefit) is:

	Year Ended December 31,		
	2002	2001	2000
Statutory tax rate (34%) applied to income before income taxes	$ 514,589	$(870,419)	$ 222,894
Increases (reduction) in taxes resulting from:			
State income taxes expense (benefit) net of federal income tax effect	81,444	(75,256)	53,196
Tax rate differential relating to tax benefit of foreign operating loss	8,647	308,936	111,615
Reversal of deferred income taxes	—	245,497	—
Non deductible items	7,132	57,966	9,592
Change in deferred tax valuation allowance	(587,000)	587,000	(303,000)
Other	98,575	(8,227)	(3,754)
	$ 123,387	$ 245,497	$ 90,543

Undistributed earnings of the company's foreign subsidiary amounted to approximately $456,000 and $481,000 at December 31, 2002 and 2001, respectively. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, foreign tax credits may be available to reduce some portion of the U.S. liability. Withholding taxes of approximately $23,000 and $24,000 would be payable upon remittance of all previously unremitted earnings at December 31, 2002 and 2001, respectively.

Income tax payments were approximately $28,000, $130,000 and $368,000 in 2002, 2001 and 2000, respectively

Note 6—Transactions with Simclar and Medicore

The company's parent, Simclar, provides certain financial and administrative services to the company under a service agreement. The amount of expenses covered under the service agreement totaled $336,000 and $154,000 in 2002 and 2001, respectively. Subsequent to Medicore's sale of its majority ownership interest to Simclar on June 27, 2001, Medicore continued to provide certain financial and administrative services to the company under a service agreement through July 15, 2001, the effective date of cancellation of the agreement. The amount of expenses allocated by former parent Medicore under the service agreement totaled $195,000 and $360,000 in 2001 and 2000, respectively.

On March 27, 1990, the company sold real property to Medicore. The gain on the sale of approximately $161,000, which was deferred due to the relationship of the parties, was recognized in 2001, in accordance with the provisions of SFAS No. 66, "Accounting for Sales of Real Estate" as a result of Medicore's sale of its interest in the company to Simclar. The premises are leased from Medicore under a 10-year net operating lease expiring August 31, 2010, at an annual rental of $120,000 plus applicable taxes.

Note 6—Transactions with Simclar and Medicore—*Continued*

In May 2001, Techdyne (Europe) entered into a management agreement with Simclar pursuant to which Simclar will manufacture products for Techdyne (Europe) and assist in management coordination. These expenses were approximately $241,000 and $1,103,000 in 2002 and 2001, respectively. This agreement was terminated on February 28, 2002 (See Note 13). The company has a net receivable due from its parent, Simclar, of approximately $1,945,000 at December 31, 2002 and a net payable due to Simclar, of approximately $563,000 at December 31, 2001. The company manufactured certain products for the parent, Simclar, during 2001. Sales of the products were $190,000 in 2001.

Note 7—Related Party Transactions

For the years ended December 31, 2001 and 2000, respectively, the company paid premiums of approximately $434,000 and $588,000, for insurance through a former director and stockholder, and the relative of a former director and stockholder.

For the years ended December 31, 2001and 2000, respectively, legal fees of $44,000 and $52,000 were paid to an officer of the former parent, Medicore, who acted as general counsel for the company prior to its acquisition by Simclar.

Subcontract manufacturing is performed for the company by a company whose President and shareholder is a former director of the company. Subcontract manufacturing purchases from this company amounted to approximately $1,486,000, $1,503,000 and $2,302,000 in 2002, 2001 and 2000, respectively.

The company leases one of its operating facilities from an entity which is owned by Lytton's former owner and former President. The operating lease, which expires July 31, 2007, requires annual lease payments of approximately $241,000 adjusted each year based on the Consumer Price Index, and contains renewal option for a period of five years at the then fair market rental value.

Note 8—Commitments and Contingencies

Commitments

The company leases several facilities which expire at various dates through 2010 with renewal options for a period of five years at the then fair market rental value. The company's aggregate lease commitments at December 31, 2002, are approximately: 2003—$451,000, 2004—$431,000, 2005—$417,000, 2006—$418,000 and 2007—$325,000. Total rent expense was approximately $556,000, $669,000 and $818,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The company sponsors a 401(k) Profit Sharing Plan covering substantially all of its employees, excluding Techdyne (Europe). The discretionary profit sharing and matching expense amounted to approximately $57,000, $64,000 and $80,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

The company is involved in various legal actions arising in the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from these matters will not have a material effect on the company's financial position.

Note 9—Stock Options

On February 27, 1995 the company granted non-qualified stock options, to directors of Techdyne and its subsidiary for 142,500 shares exercisable at $1.75 per share for five years. In April 1995, the company granted a non-qualified stock option for 10,000 shares which vested immediately, to its general counsel at the same price and terms as the directors' options. On February 25, 2000, 145,000 of these options were exercised. The company received cash payment of the par value and the balance in three-year promissory notes totaling $207,825 presented in the stockholders' equity section of the balance sheet, with interest at 6.19%. The notes, which are due in February 2003, were not repaid and, as a result, the related interest receivable was written off in 2002. The related shares will be cancelled in 2003.

In June 1997, the company adopted a stock option plan for up to 500,000 options, and pursuant to this plan the board granted 375,000 options exercisable for five years through June 22, 2002 at $3.25 per share, with 320,000 of these options outstanding at December 31, 2001. On June 30, 1999, the company granted 52,000 options exercisable for three years through September 29, 2002 at $4.00 per share with 10,000 options outstanding at December 31, 2001. On August 25, 1999, the company granted 16,000 options exercisable for three years through August 24, 2002 at $4.00 per share with 13,000 options outstanding at December 31, 2001. On December 15, 1999 the company granted 19,000 options exercisable for three years through December 14, 2002 at $4.00 per share with 8,000 options outstanding at December 31, 2001. On May 24, 2000, the company granted 3,000 options exercisable for three years through May 23, 2003 at $4.00 per share, the options terminated when the employee terminated his employment with the company. On October16, 2000, the company granted 90,000 three year stock options exercisable at $2.00 per share through October 15, 2002, with one-third of the options vesting immediately, one-third vesting on October 16, 2001 and one-third vesting on October 16, 2002, but based on the change in control of the company, all options vested on June 27, 2001, and 30,000 options were redeemed for $4,200.

The company entered into a consulting agreement on July 1, 1999 for financial advisory services which ended on September 15, 2000. As compensation, the consultant received non-qualified stock options to purchase 100,000 shares of the company's common stock exercisable at $3.50 per share that expired on September 15, 2000. These options were valued at $40,000 resulting in approximately $23,000 expense during 2000.

TECHDYNE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9—Stock Options—*Continued*

A summary of the company's stock option activity, for the years ended December 31, follows:

	2002		2001		2000	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding-beginning of year	411,000	$3.12	460,250	$2.02	688,250	$2.06
Granted	0		0		93,000	1.75
Exercised	0		0		(145,000)	3.57
Expired	(351,000)		(49,250)		(176,000)	
Outstanding-end of year	60,000		411,000		460,250	
Outstanding and exercisable at end of year						
June 1997 options	0	$ —	320,000	$3.25	325,000	$3.25
May 1998 options	0		0		6,250	4.25
June, August and December 1999 options, and May 2000 options	0	—	31,000	4.00	39,000	4.00
October 2000 options	60,000	2.00	60,000	2.00	90,000	2.00
	60,000		411,000		460,250	
Weighted-average fair value of options granted during the year	$ —		$ —		$ 0.44	

The remaining average contractual life at December 31, 2002 is ten months for the October 2000 options. All other options expired without being exercised.

In June 2001, in connection with the sale to Simclar, the company forgave stock option notes and related accrued interest totaling $207,825 from certain current and former officers and directors of the company. See Note 1.

Note 10—Quarterly Financial Information (Unaudited)

The following summarizes certain quarterly operating data:

TECHDYNE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10—Quarterly Financial Information (Unaudited)—*Continued*

	Year Ended December 31, 2002				Year Ended December 31, 2001			
	March 31	June 30	Sept 30	Dec 31	March 31	June 30	Sept 30	Dec 31
	(In thousands except per share data)							
Net Sales	$7,430	$8,085	$9,311	$8,866	$13,244	$ 9,312	$7,128	$7,138
Gross Profit	1,003	1,021	1,329	1,319	1,468	322	413	125
Net Income (loss)	241	222	540	387	1	(1,168)	(664)	(974)
Earnings (loss) per share:								
Basic	$ 0.04	$ 0.03	$ 0.08	$ 0.06	$ —	$ (0.18)	$(0.10)	$(0.11)
Diluted	$ 0.04	$ 0.03	$ 0.08	$ 0.06	$ —	$ (0.18)	$(0.10)	$(0.11)

Since the computation of earnings per share is made independently for each quarter using the treasury stock method, the total of four quarters earnings do not necessarily equal earnings per share for the year.

In 2001, the company recognized $529,000 in the second quarter; $77,000 in the third quarter and $28,000 in the fourth quarter for non-recurring costs related to stock option note write-off and bonus compensation and to the shutdown of the Techdyne (Europe) manufacturing operations.

The company recorded an adjustment to the valuation allowance relating to its deferred tax assets of approximately $(587,000) during fourth quarter of 2002; $521,000 during the fourth quarter of 2001; $66,000 during the third quarter of 2001; $303,000 during the fourth quarter of 2000.

Note 11—Geographic Area Data and Major Customers

Summarized financial information for the company's one reportable segment is shown in the following table.

	Year Ended December 31,		
Geographic Area Sales	2002	2001	2000
United States	$33,458,570	$34,539,558	$47,843,141
Europe(1)	233,012	2,285,716	4,869,678
	$33,691,582	$36,825,274	$52,712,819

(1) Techdyne (Europe) sales are primarily to customers in the United Kingdom.

Geographic Area Property, Plant and Equipment (Net)	2002	2001	2000
United States	$2,361,984	$2,999,125	$3,918,081
Europe	653,521	917,765	1,073,388
	$3,015,505	$3,916,890	$4,991,469

Note 11—Geographic Area Data and Major Customers—*Continued*

Sales to major customers are as follows:

	Year Ended December 31,		
	2002	2001	2000
Major Customers			
ITW	$12,078,000	$9,705,000	$10,196,000
Alcatel (1)	—	—	6,179,000
Trilithic (1)	—	—	6,177,000

(1) Less than 10% of sales for 2002 and 2001

A majority of the company's sales are to certain significant customers. The loss of or substantially reduced sales to any of these customers would have an adverse effect on the company's operations if such sales were not replaced.

Note 12—Sale of Interest

On April 6, 2001, the company's former parent, Medicore, Inc., entered into an Agreement for Sale and Purchase of Shares with Simclar Group Limited ("Simclar"), a private United Kingdom company, and the company, pursuant to which Medicore agreed to sell its 71.3% interest in the company's common stock to Simclar. The sale was subject to Medicore shareholder approval, which was obtained on June 27, 2001, on which date the sale closed.

Note 13 — Cessation of Scotland Manufacturing Operations

As a result of continuing operating losses, in April 2001 the company decided to discontinue the manufacturing operations of its European subsidiary, Techdyne (Europe). In May 2001, Techdyne (Europe) entered into a management agreement with Simclar pursuant to which Simclar will manufacture products for Techdyne (Europe) and assist in management coordination. The company initially incurred a cost of approximately $225,000, primarily for severance benefits associated with 79 employees who were terminated during the second quarter of 2001 a result of this decision. During the remainder of 2001, Techdyne (Europe) continued operations with approximately two employees (one as of December 31, 2001).

With the cessation of the manufacturing operations, the company made the land and building available for sale during the third quarter of 2001. In connection with this process, the company recorded an adjustment of $77,000 based upon market information obtained from an unrelated third party during the third quarter of 2001 to adjust the land and building to its estimated fair value. During the fourth quarter, the company recorded an additional $28,000. Included in property and equipment at December 31, 2002 are assets held for sale, net of accumulated depreciation, in Scotland totaling approximately $654,000.

As of February 28, 2002 all remaining net assets and the remaining employee, except the building and land, were transferred to Simclar at net book value on that date. These net assets consisted principally of cash, receivables, payables and equipment. The management agreement with Simclar was also cancelled.

TECHDYNE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Techdyne, Inc. and Subsidiaries
December 31, 2002

COL. A	COL. B	COL. C	COL. D	COL. E
Classification	Balance at Beginning of Period	Additions (Deductions) Charged (Credited) to Costs and Expenses	Other Changes Add (Deduct) Describe	Balance at End of Period
YEAR ENDED DECEMBER 31, 2002:				
Reserves and allowances deducted				
From asset accounts:				
Allowance for uncollectible accounts	$ 220,000	$ 24,000	$ 0 (1)	$ 244,000
Reserve for inventory obsolescence	959,000	380,000	(224,000)(2)	1,115,000
Valuation allowance for defered tax asset	0	(587,000)	587,000	0
	$1,179,000	$ (183,000)	$ 363,000	$1,359,000
YEAR ENDED DECEMBER 31, 2001:				
Reserves and allowances deducted				
From asset accounts:				
Allowance for uncollectible accounts	$ 120,000	$ 104,000	$ (4,000)(1)	$ 220,000
Reserve for inventory obsolescence	783,000	699,000	(523,000)(2)	959,000
Valuation allowance for defered tax asset	0	587,000	(587,000)	0
	$ 903,000	$1,390,000	$(1,114,000)	$1,179,000
YEAR ENDED DECEMBER 31, 2000:				
Reserves and allowances deducted				
From asset accounts:				
Allowance for uncollectible accounts	$ 67,000	$ 25,000	$ 28,000 (1)	$ 120,000
Reserve for inventory obsolescence	709,000	422,000	(348,000)(2)	783,000
Valuation allowance for defered tax asset	303,000	(303,000)	0	0
	$1,079,000	$ 144,000	$ (320,000)	$ 903,000

(1) Uncollectible accounts written off, net of recoveries
(2) Net write-offs against inventory reserves

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